UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SB-1/A
Amendment No. 7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KINDER TRAVEL, INC.

Nevada (State or Jurisdiction of Incorporation or Organization)	4700 (Primary Standard Industrial Classification Code Number)	20-4939361 (IRS Employer Identification Number)

20385 64th Avenue, Langley, B.C. Canada V2Y 1N5
 (Address and Telephone Number of Principal Executive Offices)

CSC Services of Nevada, Inc., 502 E. John Street, Carson City, NV 89706
(775) 882-3072
(Name, Address and Telephone Number of Agent for Service)

Copy of all Communications to:

SteadyLaw Group, LLP
501 W. Broadway, Suite 800
San Diego, CA 92101
Tel. (619) 399-3090
Fax (619) 330-1888

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the
Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the
Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title Of Each Class of Securities To Be Registered	Dollar Amount to be Registered	Number of Shares to be registered	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock	$120,000	2,400,000	USD$0.05	USD$12.84

*Unless otherwise indicated, all financial information set forth herein shall be presented in Canadian Dollars.

All of the Company's transactions are denominated in Canadian currency. Any transactions which occurred in US currency (USD $) were converted to the equivalent Canadian currency (CDN $) using the posted Bank of Canada noon rate on the date of the transaction. The following table states the exchange rates at the end of each quarter from January 1, 2005 (inception) through September 30, 2006.

DATE	USD $1 WAS EQUIVALENT TO:
December 31, 2004	CDN $1.2036
March 31, 2005	CDN $1.2096
June 30, 2005	CDN $1.2256
September 30, 2005	CDN $1.1611
December 30, 2005	CDN $1.1659
March 31, 2006	CDN $1.1671
June 30, 2006	CDN $1.1150
September 30, 2006	CDN $1.1153

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR THERE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1 __     Alternative 2 X

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ALL OF THE COMPANY’S ISSUED AND OUTSTANDING SHARES ARE BEING OFFERED IN THIS OFFERING.

Subject to Completion, Dated February 2, 2007

PROSPECTUS
KINDER TRAVEL, INC.

 2,400,000 SHARES OF COMMON STOCK

Mardan Consulting, Inc. & Dirk Holzhauer, the selling shareholders named in this prospectus and affiliates who control the Company, are offering 2,400,000 shares of common stock of Kinder Travel, Inc. at a fixed price of $0.05 per share. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholders directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholders have set an offering price for these securities of $0.05 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. The Selling Shareholders are underwriters, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholders, who are "underwriters" within the meaning of Section 2(11) of the Securities Act, are subject to the prospectus delivery requirements of the Securities Act. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The fixed offering price of $0.05 may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page __.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by		Selling Agent	Proceeds to Selling
Selling Shareholders	Price To Public	Commissions	Shareholder
Per Share	USD$0.05	Not applicable	USD$0.05
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	USD$120,000.00	Not applicable	USD$120,000.00

Proceeds to the selling shareholders do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $35,500. Kinder Travel will pay these expenses.

This Prospectus is dated February 2, 2007 (subject to completion).
Kinder Travel, Inc.
20385 64th Avenue
Langley, B.C. Canada
V2Y 1N5

PART I

PROSPECTUS SUMMARY

KINDER TRAVEL, INC.

The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

Background

In December 2005, Kinder Travel, Inc. (the “Company”, “we”, “our”, “us “, “Kinder Travel”, the “Registrant”, and like references) was formed as a Nevada corporation. Initial operations commenced under the name Kinder Travel & Tours (“KTT”), a sole proprietorship operating out of Surrey, British Columbia, in January 2005. In November 2005, KTT incorporated under the laws of the Province of British Columbia as Kinder Travel, Inc. (“KTBC”). Pursuant to the terms of an Asset Purchase Agreement (“Asset Purchase Agreement”) executed by and between the Company and KTBC, the Company acquired all assets and liabilities of KTBC in exchange for a convertible note for USD$20,000 (the “Note”). The Note was then distributed to KTBC’s only shareholder, Dirk Holzhauer, who subsequently converted the Note into 400,000 shares of common stock. The Asset Purchase Agreement closed on January 1, 2006 (the “Closing Date”).

Overview

Kinder Travel is a travel agency offering a full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing travel services and tours to families, businesses and ministries. Kinder Travel, located in Surrey, British Columbia, Canada, commenced operations in January 2005 and expects to move rapidly towards growth and profitability due to its very unique character as a family vacation specialist and special interest tour operator.

Our primary goal is to provide travel that promotes family values, at present through our store and in the future via our website. Our website consists of an on-line booking engine geared to providing Christian families with travel options that promote unity. A full-scale version of our web-site was launched in October 2006. We spent approximately $20,000 to complete the design and launch of our website, and funded these expenses from our cash on hand.

The technology, infrastructure and operations of Kinder Travel provide consumers with a groundbreaking approach to online travel in a “family” environment aimed at providing affordable opportunities for memories that last a lifetime.

The objective for Kinder Travel is to promote family travel. We believe that traveling plays a vital role in the education of children and adults alike, while playing a pivotal role in “building childhood memories” and reaffirming or creating bonds between the traveling family members. Kinder Travel offers a range of travel and tour products that are suited and composed specifically for Christian families.

Kinder Travel aspires to become a leader in offering and operating a wide range of family oriented travel and tour products. The vast majority of travel agents do not address the very unique challenges a family faces when making their travel plans. From finding the right destination to the affordability of their family vacation, there are many considerations to contemplate before booking.

As part of our effort to provide consumers with a more personalized experience, the Company has secured the domain www.myenvoytravel.com, which will function as our principal website, to tailor to the specific travel preferences of each consumer. Consumers visiting us online at www.kindertravel.com will be redirected to our online home page at www.myenvoytravel.com. The Company launched its internet site in October 2006. It is now fully operational.

In fact, the Company will be conducting business under the trade name “Envoy Travel” rather than Kinder Travel. The Company has decided to transact business under the name “Envoy Travel” primarily for marketing purposes as the word “kinder” means “child” in German and is too restrictive to promote the type of travel which is offered by the Company.

Kinder Travel is a boutique travel agency with a wide range of travel services available to their existing, well-established, client base. However by targeting a unique market segment that has been largely ignored, the family, the Company is well positioned for moderate growth and profitability.

Strategically placed advertising with family oriented newspapers and radio stations may generate the name recognition and the interest necessary for consumers to contact “the family travel specialists” either on the web or by email or phone.

We are not a “blank check company,” as we do not intend to participate in a reverse acquisition or merger transaction. A “blank check company” is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Our offices are located at 20385 64th Avenue Langley, B.C. Canada V2Y 1N5.

THE OFFERING

Securities Offered	2,400,000
Selling Shareholder(s)	Mardan Consulting, Inc. Dirk Holzhauer
Offering Price	USD$0.05 per share
Shares outstanding prior to the offering	2,400,000
Shares to be outstanding after the offering	2,400,000
Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholder

SELECTED FINANCIAL INFORMATION

The following selected financial data has been derived from our financial statements. We have prepared our financial statements in accordance with generally accepted accounting principles. The information below should be read in connection with “Management’s Discussion and Analysis or Plan of Operation” and our Financial Statements and related notes. The following information is presented as of and for the three months ended March 31, 2006, for the six months ended June 30, 2006, for the nine months ended September 30, 2006 and for the year ended December 31, 2005.

		Nine Months Ended September 30, 2006	Six Months Ended June 30, 2006	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Statement of Operations Data
	Net Revenue	$186,024	$157,698	$61,585	$118,727
	Operating Expenses	285,522	189,161	86,456	115,024
	Net Income (Loss)	(99,498)	(31,463)	(24,871)	3,703
Balance Sheet Data
	Total Current Assets	120,008	160,115	196,452	37,045
	Current Liabilities	62,855	34,682	175,416	72,418
	Stockholders’ Equity (Deficit)	35,435	103,470	(1,168)	3,703
(See Financial Statements for complete and accurate financial information)

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

BECAUSE OUR COMPANY SPECIALIZES IN FAITH BASED TRAVEL PRODUCTS, WE FACE SIGNIFICANT BARRIERS FOR GROWTH.

Our sales and revenues will not grow as planned if there is not enough consumer interest in our faith based travel products. We cannot speculate as to how many consumers will be interested in our travel products, or how many consumers will choose our faith based travel products in lieu of more conventional travel products. We will strive to increase our customer base with traditional types of marketing and advertising. However, without sufficient interest in our travel products, our business will fail.
IF WE DO NOT GENERATE SUFFICIENT SALES FROM OUR WEBSITE, OUR BUSINESS MAY FAIL.

Since our website only became fully operational in October 2006, we have derived limited revenues from online sales. However, our sales and revenues will not grow as planned if the use of the Internet as a medium of commerce for travel products declines in favor of the more traditional methods of purchasing travel products involving human interaction. We cannot quantify the amount of sales that would be required to be booked online for us to grow as planned. In comparison to other online travel providers, we offer a distinct line of products and we anticipate being able to draw from the customer base of such other online providers. We cannot predict, though, the amount of consumers that will prefer our products to those of other online providers offering more traditional travel products. If we are not able to generate sufficient online sales from our website, our business may fail.

ADVERSE CHANGES OR INTERRUPTIONS IN OUR RELATIONSHIPS WITH TRAVEL SUPPLIERS COULD AFFECT OUR ACCESS TO TRAVEL OFFERINGS AND REDUCE OUR REVENUES.

Although our business is not substantially dependent on any agreement with any travel supplier, we rely on various agreements with our airline, hotel and auto suppliers, and these agreements contain terms that could affect our access to inventory and reduce our revenues. All of the relationships we have are freely terminable by the supplier upon notice. None of these arrangements are exclusive and any of our suppliers could enter into, and in some cases may have entered into, similar agreements with our competitors.

We cannot assure you that our arrangements with travel suppliers will remain in effect or that any of these suppliers will continue to supply us and our agents with the same level of access to inventory of travel offerings in the future. If access to inventory is affected, or our ability to obtain inventory on favorable economic terms is diminished, it may reduce our revenues.

Our failure to establish and maintain representative relationships for any reason could negatively impact sales of our products and reduce our revenues.

IF WE FAIL TO ATTRACT AND RETAIN SALES AGENTS IN A COST-EFFECTIVE MANNER, OUR ABILITY TO GROW AND BECOME PROFITABLE MAY BE IMPAIRED.

Our business strategy depends on increasing our overall number of customer transactions in a cost-effective manner. In order to increase our number of transactions, we must attract additional sales agents. Although we have spent significant financial resources on sales and marketing and plan to continue to do so, these efforts may not be cost effective in attracting new sales agents or increasing transaction volume. If we do not achieve our marketing objectives, our ability to grow and increase revenues may be impaired. Presently, we have two sales agents, and although we will require more sales agents to achieve our business strategy, we cannot at this time estimate the number of additional sales agents that will be necessary.

OUR SUCCESS DEPENDS ON MAINTAINING THE INTEGRITY OF OUR SYSTEMS AND INFRASTRUCTURE, WHICH IF NOT MAINTAINED COULD REDUCE OUR REVENUES.

In order to be successful, we must provide reliable, real-time access to our systems for our sales agents, customers and suppliers. As our operations grow in both size and scope, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of people and travel suppliers enhanced products, services, features and functionality.  The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could reduce our revenues.

OUR COMPUTER SYSTEMS MAY SUFFER FAILURES, CAPACITY CONSTRAINTS AND BUSINESS INTERRUPTIONS THAT COULD INCREASE OUR OPERATING COSTS AND CAUSE US TO LOSE CUSTOMERS AND REDUCE OUR REVENUES.

To date, we have not sustained any problems with our computer systems that have in any way harmed our business. Our operations, though, face the risk of systems failures. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, computer hacking break-ins, earthquake, terrorism and similar events.  The occurrence of a natural disaster or unanticipated problems at our facilities or locations of key vendors could cause interruptions or delays in our business, loss of data or render us unable to process reservations.  In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other occurrence of any or all of these events could adversely affect our reputation, brand and business.  In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly.

BECAUSE WE DO NOT MAINTAIN ANY INSURANCE, IF A JUDGMENT IS RENDERED AGAINST US, WE MAY HAVE TO CEASE OPERATIONS.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party to a lawsuit, we may not have sufficient funds to defend the litigation. In the event that we do not defend the litigation or a judgment is rendered against us, we may have to cease operations.

RAPID TECHNOLOGICAL CHANGES MAY RENDER OUR TECHNOLOGY OBSOLETE OR DECREASE THE ATTRACTIVENESS OF OUR PRODUCTS TO TRAVEL AGENTS AND CONSUMERS.

To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our website. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures and new business models.  If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, our existing web-site, technology and systems may become obsolete.

Our future success will depend on our ability to do the following:

• enhance our existing products;
• develop and license new products and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

• respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

DEVELOPING OUR WEBSITE AND OTHER TECHNOLOGY ENTAILS SIGNIFICANT TECHNICAL AND BUSINESS RISKS WHICH COULD REDUCE OUR REVENUES.

We may use new technologies ineffectively or we may fail to adapt our website, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. For example, our website allows searches and displays of ticket pricing and travel itineraries will be a critical part of our service, and may quickly become out-of-date or insufficient from our customers’ perspective and in relation to the search and display functionality of our competitors’ websites. If we face material delays in introducing new services, products and enhancements, our sales agents, customers and suppliers may forego the use of our products and use those of our competitors.

OUR LIMITED HISTORY OF AN OPERATIONAL WEBSITE MAY BE ADVERSELY AFFECTING OUR GROWTH STRATEGY AND REVENUES.

We cannot, with any certainty, speculate on the effect on our business of having an operational website since it was only launched in October 2006. We believe that offering our travel products online will positively affect our growth strategy. We anticipate that an operational website will result in an additional source of revenue.

DECLINES OR DISRUPTIONS IN THE TRAVEL INDUSTRY, SUCH AS THOSE CAUSED BY GENERAL ECONOMIC DOWNTURNS, TERRORISM, HEALTH CONCERNS OR STRIKES OR BANKRUPTCIES WITHIN THE TRAVEL INDUSTRY COULD REDUCE OUR REVENUES.

Our business is affected by the health of the travel industry. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Since 2001, the travel industry has experienced a protracted downturn, and there is a risk that a future downturn, or the continued weak demand for travel, could adversely affect the growth of our business. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in a decline in travel bookings throughout the industry. The long-term effects of events such as these could include, among other things, a protracted decrease in demand for air travel due to fears regarding terrorism, war or disease. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly reduce our revenues.

Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

• higher fares and rates in the airline industry or other travel-related industries;
• labor actions involving airline or other travel suppliers;

• political instability and hostilities;
• fuel price escalation;

• travel-related accidents; and
• bankruptcies or consolidations of travel suppliers and vendors.

BECAUSE OUR MARKET IS SEASONAL, OUR QUARTERLY RESULTS WILL FLUCTUATE.

Our business experiences seasonal fluctuations, reflecting seasonal trends for the products offered by our sales agents, as well as Internet services generally. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods, but online travel reservations may decline with reduced Internet usage during the summer months. In the last two quarters of the calendar year, demand for travel products generally declines and the number of bookings flattens or decreases. These factors could cause our revenues to fluctuate from quarter to quarter. Our results may also be affected by seasonal fluctuations in the inventory made available to us by travel suppliers.

OUR BUSINESS IS EXPOSED TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD WHICH COULD REDUCE OUR REVENUES.

Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Our servers and those of our service providers may be vulnerable to viruses or other harmful code or activity transmitted over the Internet. A virus or other harmful activity could cause a service disruption.

In addition, we bear financial risk from products or services purchased with fraudulent credit card data. Although we have implemented anti-fraud measures, a failure to control fraudulent credit card transactions adequately could adversely affect our business. Because of our limited operating history, we cannot assure you that our anti-fraud measures are sufficient to prevent material financial loss. Since we cannot exert the same level of influence or control over our sales agents as we could were they our own employees, our sales agents could fail to comply with our policies and procedures, which could result in claims against us that could harm our financial condition and operating results. We are not in a position to directly provide the same direction, motivation and oversight for our sales agents as we would if such sales agents were our own employees. As a result, there can be no assurance that our sales agents will participate in our marketing strategies or plans, accept our introduction of new products and services, or comply with our policies and procedures.

BECAUSE IT CAN BE DIFFICULT TO ENFORCE POLICIES AND PROCEDURES DESIGNED TO GOVERN THE CONDUCT OF OUR SALES AGENTS AND TO PROTECT THE GOODWILL ASSOCIATED WITH OUR BUSINESS BECAUSE OF THE NUMBER OF TRAVEL AGENTS AND THEIR INDEPENDENT STATUS, OUR REVENUES COULD BE REDUCED IF WE FAIL TO ENFORCE THESE POLICIES AND PROCEDURES.

Violations by our travel agents of applicable laws or of our policies and procedures in dealing with customers could reflect negatively on our products and operations and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our travel agents.

Adverse publicity concerning any actual or purported failure of us or our travel agents to comply with applicable laws and regulations, whether or not resulting in enforcement actions or the imposition of penalties, could harm the goodwill of our company and could reduce our ability to attract, motivate and retain travel agents, which would reduce our revenues. We cannot ensure that all travel agents will comply with applicable legal requirements.

ONLINE MARKETING AND ADVERTISING EXPENSES WILL BE INCURRED AS WE ATTEMPT TO INCREASE TRAFFIC TO OUR WEBSITE IN OUR EFFORT TO GENERATE ADDITIONAL REVENUE.

The timing and placing of such online maketing and advertising is crucial to revenue growth as we will attempt to increase our internet sales. This cost could outpace revenue causing cash to decline and therefore putting your investment at risk.

SINCE WE ARE REGISTERING ALL OF OUR CURRENTLY OUTSTANDING STOCK FOR SALE IN THIS REGISTRATION STATEMENT, THE SALE OF SUCH STOCK MAY RESULT IN CHANGE OF CONTROL OR OPERATIONS.

Presently, all of our outstanding stock is controlled, either directly or indirectly, by our two officers and directors, Daniel L. Baxter and Dirk Holzhauer, giving them the ability to control all matters submitted to our stockholders for approval and to control our management and affairs, including the election of our directors; the acquisition or disposition of our assets, the future issuance of our shares and approval of other significant corporate transactions. However, since we are attempting to register all of our outstanding stock for sale, the sale of such stock would result in new shareholders, and thereafter possibly new directors and new business objectives. We cannot know or predict the actions that may be taken by any new such shareholders, thus making any investment in our common stock a significant risk.

BECAUSE INSIDERS CONTROL OUR ACTIVITIES, THEY MAY BLOCK OR DETER ACTIONS THAT YOU MIGHT OTHERWISE DESIRE THAT WE TAKE AND MAY CAUSE US TO ACT IN A MANNER THAT IS MOST BENEFICIAL TO SUCH INSIDERS AND NOT TO OUTSIDE SHAREHOLDERS.

Our officers and directors control all of our common stock, and we do not have any non-employee directors. As a result, they effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. They also have the ability to block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably. This risk factor will also apply if our officers and directors are not able to sell their shares, and may also apply if our officers and directors sell their shares to a small group of purchasers.

OUR MANAGEMENT DECISIONS ARE MADE BY OUR OFFICERS AND DIRECTORS; IF WE LOSE THEIR SERVICES, OUR REVENUES MAY BE REDUCED.

The success of our business is dependent upon the expertise of Dirk Holzhauer and Daniel L. Baxter. Because they are essential to our operations, you must rely on their management decisions. They will continue to control our business affairs after the filing. If we lose their services, we may not be able to hire and retain other officers and directors with comparable experience. As a result, the loss of their services could reduce our revenues.

BECAUSE THERE IS NOT NOW AND MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK, INVESTORS MAY HAVE DIFFICULTY IN RESELLING THEIR SHARES.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

BECAUSE WE DO NOT HAVE AN AUDIT OR COMPENSATION COMMITTEE, SHAREHOLDERS WILL HAVE TO RELY ON THE ENTIRE BOARD OF DIRECTORS, ALL OF WHICH ARE NOT INDEPENDENT, TO PERFORM THESE FUNCTIONS.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. All members of the board of directors are not independent directors. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

Initial operations began January 2005 as KTT. As a result, we have only a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries, such as the online travel industry. Some of these risks relate to our ability to:

•	attract and retain consumers on a cost-effective basis;
•	expand and enhance our service offerings;
•	respond to regulatory changes or demands;
•	respond to litigation;
•	operate, support, expand and develop our operations, our website and our software, communications and other systems;
•	diversify our sources of revenue;
•	maintain adequate control of our expenses;
•	raise additional capital;
•	respond to technological changes; and
•	respond to competitive market conditions.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition or results of operations may suffer.

OUR GROWTH CANNOT BE ASSURED. EVEN IF WE DO EXPERIENCE GROWTH, WE CANNOT ASSURE YOU THAT WE WILL GROW PROFITABLY.

Our business strategy is dependent on the growth of our business. For us to achieve significant growth, consumers and travel suppliers must accept our website as a valuable commercial tool. Consumers, who have historically purchased travel products using traditional commercial channels, such as local travel agents and calling suppliers directly, must instead purchase these products on our website. Similarly, travel suppliers will also need to accept or expand their use of our website and to view our website as an efficient and profitable channel of distribution for their travel products.

OUR GROWTH IS ALSO DEPENDENT ON OUR ABILITY TO BROADEN THE APPEAL OF OUR WEBSITE TO BUSINESS AND OTHER TRAVELERS.

Currently, our website has focused on serving the leisure traveler. Our ability to offer products and services that will attract a significant number of business travelers to use our services is not certain. If it does not occur, our growth may be limited.

OUR GROWTH WILL ALSO DEPEND ON OUR ABILITY TO BROADEN THE RANGE OF TRAVEL PRODUCTS WE OFFER.

Historically, the majority of our revenues have come from airline ticket sales. Our business strategy is dependent on our further diversifying our revenues into lodging, car rentals, cruises, vacation packages and other travel related products. We cannot assure you that our efforts will be successful or result in greater revenues or higher margins. Our business strategy also includes the establishment of direct connections to the airlines’ reservations systems, which will allow us to bypass global distribution systems, or GDSs, the traditional computerized reservation systems, for a portion of our airline ticket bookings. Our supplier link technology initiative is at an early stage and we cannot assure you that a large number of airline suppliers will be willing to enter into this type of relationship with us, or that these direct links will enable us to increase our revenue or lower our operating costs.

Our plans to pursue other opportunities for revenue growth and cost reduction are also at an early stage, and we can not assure you that our plans will be successful or that we will actually proceed with them as described.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

The market for travel products is intensely competitive. We compete with a variety of companies with respect to each product or service we offer. We compete directly with Expedia, Travelocity, and many smaller companies in providing online travel products. In addition, we face significant competition from other distributors of travel products, including:

•	local, regional, national and international traditional travel agencies;
•	consolidators and wholesalers of airline tickets, lodging and other travel products, including Orbitz, Cheaptickets.com, Priceline.com, Hotwire, Hotels.com; and
•	operators of GDSs, which control the computer systems through which travel reservations historically have been booked.

MANY OF OUR COMPETITORS HAVE LONGER OPERATING HISTORIES, LARGER CUSTOMER BASES, GREATER BRAND RECOGNITION AND SIGNIFICANTLY GREATER FINANCIAL, MARKETING AND OTHER RESOURCES THAN WE HAVE.

Some of our competitors benefit from vertical integration with GDSs. We cannot assure you that we will be able to effectively compete with other travel industry providers.

In addition, consumers may choose to use our website for route pricing and other travel information, and then purchase travel products from a source other than our website, including travel suppliers’ own websites. Many travel suppliers, such as airlines, lodging, car rental companies and cruise operators also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites.

A DECLINE IN COMMISSION RATES OR THE ELIMINATION OF COMMISSIONS COULD REDUCE OUR REVENUES AND MARGINS.

A substantial majority of our online revenues depends on the commissions paid by travel suppliers for bookings made through our online travel service. Generally, we do not have written commission agreements with our suppliers. As is standard practice in the travel industry, we rely on informal arrangements for the payment of commissions. Travel suppliers are not obligated to pay any specified commission rate for bookings made through our websites. We cannot assure you that airlines, hotel chains or other travel suppliers will not reduce current industry commission rates or eliminate commissions entirely, either of which could reduce our revenues and margins. Additionally, any decline in commissions received by the Company would cause a decline in the amount of cash back the Company would be able to give to customers from the commissions. If the Company is unable to offer sufficient cash back offers based on the commissions it receives it may not be able to offer competitive prices and may result in a material adverse effect on the business.

INTERRUPTIONS IN SERVICE FROM THIRD PARTIES COULD IMPAIR THE QUALITY OF OUR SERVICE.

We rely on third-party computer systems and other service providers, including the computerized central reservation systems of the airline, lodging and car rental industries to make airline ticket, lodging and car rental reservations and credit card verifications and confirmations. Third parties provide, for instance, our data center, telecommunications access lines and significant computer systems, support and maintenance services. Any interruption in these, or other, third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely. If our arrangements with any of these third parties is terminated or if they were to cease operations, we might not be able to find an alternate provider on a timely basis or on reasonable terms, which could hurt our business.

IF WE FAIL TO INCREASE OUR BRAND RECOGNITION AMONG CONSUMERS, WE MAY NOT BE ABLE TO ATTRACT AND EXPAND OUR ONLINE TRAFFIC.

We believe that establishing, maintaining and enhancing the Company brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services increases the importance of establishing and maintaining brand recognition. Many of these Internet sites already have well-established brands in online services or the travel industry generally. Promotion of the Company brand will depend largely on our success in providing a high-quality online experience supported by a high level of customer service. In addition, we intend to increase our spending substantially on marketing and advertising with the intention of expanding our brand recognition to attract and retain online users and to respond to competitive pressures. However, we cannot assure you that these expenditures will be effective to promote our brand or that our marketing efforts generally will achieve our goals.

IF WE ARE UNABLE TO INTRODUCE AND SELL NEW PRODUCTS AND SERVICES, OUR BRAND COULD BE DAMAGED.

We need to broaden the range of travel products and services and increase the availability of products and services that we offer in order to enhance our service. We will incur substantial expenses and use significant resources trying to expand the range of products and services that we offer. However, we may not be able to attract sufficient travel suppliers and other participants to provide desired products and services to our consumers. In addition, consumers may find that delivery through our service is less attractive than other alternatives. If we launch new products and services and they are not favorably received by consumers, our reputation and the value of the Company brand could be damaged.

Our relationships with consumers and travel suppliers are mutually dependent since consumers will not use a service that does not offer a broad range of travel services. Similarly, travel suppliers will not use a service unless consumers actively make travel purchases through it. We cannot predict whether we will be successful in expanding the range of products and services that we offer. If we are unable to expand successfully, this could also damage our brand.

IF WE FAIL TO ATTRACT CUSTOMERS IN A COST-EFFECTIVE MANNER, OUR ABILITY TO GROW AND BECOME PROFITABLE MAY BE IMPAIRED.

Our business strategy depends on increasing the overall number of consumer transactions conducted on our website in a cost-effective manner. In order to increase the number of consumer transactions, we must attract more visitors to our website and convert a larger number of these visitors into paying customers. Relative to our primary competitors, we believe that the Company brand has not established equally broad recognition. As a result, it may be necessary to spend substantial amounts on marketing and advertising to enhance our brand recognition and attract new customers to our website, and to successfully convert these new visitors into paying customers. We cannot assure you that our marketing and advertising efforts will be effective to attract new customers. If we fail to attract customers and increase our overall number of consumer transactions in a cost-effective manner, our ability to grow and become profitable may be impaired.

WE MAY NOT PROTECT OUR TECHNOLOGY EFFECTIVELY, WHICH WOULD ALLOW COMPETITORS TO DUPLICATE OUR PRODUCTS. THIS COULD MAKE IT MORE DIFFICULT FOR US TO COMPETE WITH THEM.

We have no patents or trademarks. Our success and ability to compete in the online travel industry depend, in part, upon our technology. We rely primarily on provisions in our contracts to protect our technology. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third-party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we may wish to sell our products may not protect software and intellectual property rights to the same extent as the laws of the United States. Moreover, the intellectual property right laws afford us no protection since we have no patents or trademarks.

OUR PRODUCT FEATURES MAY INFRINGE ON CLAIMS OF THIRD-PARTY PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

We cannot assure you that others will not obtain and assert patents or other intellectual property rights against us affecting essential elements of our business. If intellectual property rights are asserted against us, we cannot assure you that we will be able to obtain license rights on reasonable terms or at all. If we are unable to obtain licenses, we may be prevented from operating our business and our financial results may therefore be harmed. No third party claim has been asserted against us alleging any infringement of intellectual property rights.

IF WE DO NOT CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS.

We depend substantially on the continued services and performance of our management. These individuals may not be able to fulfill their responsibilities adequately or may not remain with us. Our success also depends on our ability to hire, train, retain and manage highly skilled employees. We cannot assure you that we will be able to attract and retain a significant number of qualified employees or that we will successfully train and manage the employees we hire.

WE MAY ACQUIRE OTHER BUSINESSES, PRODUCTS OR TECHNOLOGIES; IF WE DO, WE MAY BE UNABLE TO INTEGRATE THEM WITH OUR BUSINESS, OR WE MAY IMPAIR OUR FINANCIAL PERFORMANCE.

If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe are strategic. We do not currently have any understandings, commitments or agreements with respect to any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have no experience in integrating an acquisition into our business; the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimable useful lives, any of which might harm our business, financial condition or results of operations.

WE FACE RISKS SPECIFIC TO INTERNET-BASED COMMERCE IN FOREIGN MARKETS.

Our international risks include:
•	delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;
•	unexpected changes in regulatory requirements;
•	tariffs and trade barriers and limitations on fund transfers;
•	difficulties in staffing and managing foreign operations;
•	potential adverse tax consequences;
•	exchange rate fluctuations;
•	increased risk of piracy and limits on our ability to enforce our; and
•	intellectual property rights

Any of these factors could harm our business.

WE HAVE ARBITRARILY DETERMINED THE OFFERING PRICE, WHICH EXCEEDS THE BOOK VALUE OF THE SECURITIES.

Investors may be unable to recoup their investment if the value of our securities does not materially increase. We arbitrarily selected the price for the common stock. Since an underwriter has not been retained to offer the securities, our establishment of the offering price of the shares has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Therefore, investors may be unable to recoup their investment if the value of our securities does not materially increase. Among the factors we considered in determining the offering price were:

1.	Our lack of an operating history,
2.	The proceeds we want to raise in this offering,
3.	The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders, and
4.	Our relative cash requirements.

EVOLVING GOVERNMENT REGULATION COULD IMPOSE TAXES OR OTHER BURDENS ON OUR BUSINESS, WHICH COULD INCREASE OUR COSTS OR DECREASE DEMAND FOR OUR PRODUCTS.

We must comply with laws and regulations applicable to online commerce. Increased regulation of the Internet or different applications of existing laws might slow the growth in the use of the Internet and commercial online services, which could decrease demand for our products, increase the cost of doing business or otherwise reduce our sales and revenues. The statutes and case law governing online commerce are still evolving, and new laws, regulations or judicial decisions may impose on us additional risks and costs of operations.  In addition, new regulations, domestic or international, regarding the privacy of our users’ personally identifiable information may impose on us additional costs and operational constraints.

Federal legislation imposing limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Nondiscrimination Act, exempted certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November, 2007. The majority of products and services we sell are already taxed: hotel rooms and car rentals at the local level, and air transportation at the federal level with state taxation preempted. Nevertheless, failure to renew this legislation could allow state and local governments to impose additional taxes on some aspects of our Internet-based sales, and these taxes could decrease the demand for our products or increase our cost of operations.

WE MUST COMPLY WITH TRAVEL INDUSTRY REGULATION.

We must comply with laws and regulations relating to our sales activities, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel products, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers are heavily regulated and we are indirectly affected by such regulation.

As a travel company selling air transportation products, we are subject to regulation by government agencies having jurisdiction over economic issues affecting the sale of air travel, including consumer protection issues and competitive practices. Such agencies have the authority to enforce economic regulations, and may assess civil penalties or challenge our operating authority.

RISKS RELATED TO THIS OFFERING

THERE IS NO ESTABLISHED TRADING MARKET FOR OUR COMMON STOCK, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE OR MAY DECLINE REGARDLESS OF OUR OPERATING PERFORMANCE.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

The market prices of the securities of Internet-related and online commerce companies have been extremely volatile. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	conditions or trends in our industry;
•	changes in the market valuations of other travel service providers;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
•	capital commitments;
•	additions or departures of key personnel;
•	sales of our common stock, including sales of our common stock by our directors and officers or our Founding Principles; and
•	potential litigation

WE ARE GOVERNED SOLEY BY OUR TWO OFFICERS AND DIRECTORS, AND, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

Our executive officers and directors make decisions such as the approval of related party transactions, the compensation of Executive Officers, and the oversight of the accounting function. Accordingly, there will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. In addition, our executive officers and directors will exercise full control over all matters that typically require the approval of a Board of Directors. The actions of our executive officers and directors are not subject to the review and approval of a Board of Directors and, as such, there may be significant risk to the Company from the corporate governance perspective.

Our Executive Officers and Directors exercise control over all matters requiring shareholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against the transactions implemented by our executive officers and directors, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Shareholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

SINCE OUR EXECUTIVE OFFICERS AND DIRECTORS ARE NOT RESIDENTS OF THE UNITED STATES, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST THEM.

Shareholders may have difficulty enforcing any claims against the Company because our executive Officers and Directors reside outside the United States. If a shareholder desired to sue, shareholders would have to serve a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where the assets are located.

BECAUSE OUR CHIEF EXECUTIVE OFFICER, WHO ALSO SERVES AS A DIRECTOR, HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, WHICH MAY CAUSE OUR BUSINESS TO FAIL.

It is possible that the demands on Mr. Daniel L. Baxter, our Chief Executive Officer and Director, from other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Baxter may not possess sufficient time to manage our business if the demands of managing our business increased substantially. Specifically, Mr. Baxter owns and operates Mardan Consulting, Inc., a consulting firm. Mr. Baxter also serves as a Director of Global Developments, Inc., a Delaware corporation. Presently, Mr. Baxter devotes approximately 8-12 hours a week to the Company, and is in daily contact with Dirk Holzhauer, who is in charge of our daily operations.

WE RELY ON OUR OFFICERS AND DIRECTORS FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our executive officers and directors to direct the affairs of the company and rely upon them to competently operate the business. We do not have key man insurance on our executive officers and directors and have no written employment agreements with them. Should something happen to our officers and directors, this reliance on two individuals could have a material detrimental impact on our business and could cause the business to lose its place in the market, adversely affect our growth potential, or even fail. Such events could cause the value of our stock to decline or become worthless.

THE MARKET PRICES OF THE SECURITIES OF INTERNET-RELATED AND ONLINE COMMERCE COMPANIES HAVE BEEN ESPECIALLY VOLATILE.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources and would adversely affect our stock price.

WE DO NOT EXPECT TO PAY ANY DIVIDENDS FOR THE FORESEEABLE FUTURE.

We do not anticipate that we will pay any dividends to our stockholders in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our common stock.

OUR SHARES QUALIFY AS PENNY STOCKS AND, AS SUCH, ARE SUBJECT TO THE RISKS ASSOCIATED WITH “PENNY STOCKS”. REGULATIONS RELATING TO “PENNY STOCKS” LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The Company’s common shares may be deemed to be “penny stock” as that term is defined in Regulation Section “240.3a51 -1” of the Securities and Exchange Commission (the “SEC”). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a “recognized” national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section “15(g)” of the United States Securities Exchange Act of 1934, as amended, and Regulation Section “240.15g(c)2” of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be “penny stock”.

Moreover, Regulation Section “240.15g -9” of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to: (a) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (b) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (c) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (d) receive a signed and dated copy of such statement from the investor confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their common shares to third parties or to otherwise dispose of them. Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, dated April 17, 1991, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

(i)	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(ii)	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
(iii)	boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
(iv)	excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and
(v)
the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. We use words such as “anticipate”, “expect”, “intend”, “plan”, “believe”, “seek” and “estimate”, and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding “Risk Factors” section and elsewhere in this prospectus. These forward-looking statements address, among others, such issues as:

•	future earnings and cash flow
•	development projects
•	business strategy
•	expansion and growth of our business and operations
•	our estimated financial information

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation. Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The Selling Shareholders or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock. These sales will be at a fixed price of $0.05 and at an offering period of four months from the date of this prospectus.

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered herein will be the purchase price of the common stock less discounts or commissions, if any. The Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders are underwriters, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholders, who are "underwriters" within the meaning of Section 2(11) of the Securities Act, are subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Shareholders, the respective fixed offering price of $0.05 for an offering period of four months from the date of this prospectus, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to the offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock, which are estimated at $50,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

USE OF PROCEEDS TO ISSUER

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

BUSINESS OF THE ISSUER

Background

In December 2005, Kinder Travel was formed as a Nevada corporation. Initial operations commenced under the name KTT, a sole proprietorship operating out of Surrey, British Columbia, in January 2005. In November 2005, KTT incorporated under the laws of the Province of British Columbia as KTBC. Pursuant to the terms of an Asset Purchase Agreement (“Asset Purchase Agreement”) executed by and between the Company and KTBC, the Company acquired all assets and liabilities of KTBC in exchange for a convertible note for USD$20,000 (the “Note”). The Note was then distributed to KTBC’s only shareholder, Dirk Holzhauer, who subsequently converted the Note into 400,000 shares of common stock. The Asset Purchase Agreement closed on January 1, 2006 (the “Closing Date”).

Overview

Kinder Travel is a travel agency offering a full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing travel services and tours to families, businesses and ministries. Kinder Travel, located in Surrey, British Columbia, Canada, commenced operations in January 2005 and expects to move rapidly towards growth and profitability due to its very unique character as a family vacation specialist and special interest tour operator.

Our primary goal is to provide travel that promotes family values, at present through our store and in the future via our website. Our website consists of an on-line booking engine geared to providing Christian families with travel options that promote unity. A full-scale version of our web-site was launched in October 2006. We spent approximately $20,000 to complete the design and launch of our website, and funded these expenses from our cash on hand.

The technology, infrastructure and operations of Kinder Travel provide consumers with a groundbreaking approach to online travel in a “family” environment aimed at providing affordable opportunities for memories that last a lifetime.

The objective for Kinder Travel is to promote family travel. We believe that traveling plays a vital role in the education of children and adults alike, while playing a pivotal role in “building childhood memories” and reaffirming or creating bonds between the traveling family members. Kinder Travel offers a range of travel and tour products that are suited and composed specifically for Christian families.

Kinder Travel aspires to become a leader in offering and operating a wide range of family oriented travel and tour products. The vast majority of travel agents do not address the very unique challenges a family faces when making their travel plans. From finding the right destination to the affordability of their family vacation, there are many considerations to contemplate before booking.

As part of our effort to provide consumers with a more personalized experience, the Company has secured the domain www.myenvoytravel.com, which will function as our principal website, to tailor to the specific travel preferences of each consumer. Consumers visiting us online at www.kindertravel.com will be redirected to our online home page at www.myenvoytravel.com. The Company launched its internet site in October 2006. It is now fully operational.

In fact, the Company will be conducting business under the trade name “Envoy Travel” rather than Kinder Travel. The Company has decided to transact business under the name “Envoy Travel” primarily for marketing purposes as the word “kinder” means “child” in German and is too restrictive to promote the type of travel which is offered by the Company.

Kinder Travel is a boutique travel agency with a wide range of travel services available to their existing, well-established, client base. However by targeting a unique market segment that has been largely ignored, the family, the Company is well positioned for moderate growth and profitability.

Strategically placed advertising with family oriented newspapers and radio stations may generate the name recognition and the interest necessary for consumers to contact “the family travel specialists” either on the web or by email or phone.

Family Focused Travel

Kinder Travel has identified that Christian family travel is not represented and marketed with any special consideration or focus. Kinder Travel offers existing travel and tour products that are family-oriented as well as offering our own specially designed vacations for Christian families.

The following is a representative sample of the kind of travel packages currently available to families, and those that we expect to offer sometime in the future:

Europe Tours by Coach (future product offering)

The Company will focus on the family tour bus concept utilizing two level buses where parents and children can travel in the company of other parents and children. Child-care and related activities will be offered on the lower level. Parents can enjoy the en-route narrative, bible study or focus groups undisturbed on the upper level. City walks or museum visits can be as one group or split up among the ages.

Family Vacations (future product offering)

Transat A.T. Inc. (“Transat”) Holidays, the leading package vacation operator for Western Canada, is offering many, family oriented and specially priced all inclusive resorts in the charter market. Kinder Travel anticipates that it will soon be featuring these products by Transat Holidays and aims to become Western Canada’s largest seller of Transat Holidays for families. With Kinder Travel the customer gets more information about resorts and the added benefits and perks that will be unique to booking with Kinder Travel.

Family Life Cruises (presently available)

Learn and share, worship and praise while traveling along the Mexican Riviera. Programs include Marriage Building and Parenting presented by powerful speaking couples. Vacation Bible School and faith based daycare are provided onboard. This product is offered in participation with FamilyLife Canada online at www.familylifecruise.com.

Worldwide Religious Travel Packages (presently available)

We specialize in Globus Vacation packages, which may be viewed online at www.globusjourneys.com/faith. Globus is the world leader in escorted travel and the first choice among individuals looking for group travel year after year. With more than 75 years experience offering top quality vacations and eight travel styles, each year the Globus family of brands provides tens of thousands of people an enjoyable travel experience. Recognized for its worldwide excellence, Globus is annually selected as one of the top escorted travel companies by travel agents and Recommend Magazine.

Farm Stays in Germany, Austria and Switzerland (future product offering)

Some European farms have converted part of their housing into budget to moderate hotel style accommodations. Families will stay on the farm and will witness the operations first hand. Children will have the opportunity to learn and understand the importance of farming and will have direct contact with live farm animals.

Missionary Travel (presently available)

Kinder Travel will offer missions to Mexico and other destinations in conjunction with local churches and organizations.

Devotional Tours (presently available)

There will be spiritual journeys to the Holy Land of Israel and Pilgrimages to sites in Europe, like Lourdes or Camino de Santiago.

Family Adventure Travel (future product offering)

The Company will promote high-end family safaris in cooperation with Abercrombie & Kent, Butterfield & Robinson and Wildland Safaris.

Additional Products and Services

Our Christian focused, family oriented travel and tour products are complemented by the following array of products and services:

www.myenvoytravel.com

Our web-based program allows consumers to book travel from the convenience of their own home, or from wherever may be convenient for them. The same travel options offered in our store are available through our website.

Access to our web-based program may be subject to an annual fee of $49 when you book your first online vacation. We have not performed any market research to ascertain whether consumers would be willing to pay such a fee. Although we have now launched our website, we have yet to determine if such a fee will be charged.

We anticipate that our web-based program will open the door for families, ministries and others to more easily book vacations, thus promoting Christian based family travel.

Kinder Vacations Network (“KVN”)

Utilizing our web-based program, we aim to create the Kinder Vacations Network (“KVN”), which will focus on developing home-based travel agencies offering our travel products and services. These home-based agencies will have access to our booking system, and will receive 80% of our commission for products and services that they sell.

Our program is designed to sell certain geographic areas to interested parities. This will, in turn, afford interested consumers with the opportunity of contacting one of our home based travel agents in their community.

A monthly fee of $100 is charged to our home-based travel agents, with a discount of $15 per month for a two-year contractual commitment. We intend to recruit sales agents for KVN through traditional forms of marketing and advertising.

We anticipate launching KVN during the next 9 to 24 months.

Website Advertising

Website advertising will consist of banner ads from major vendors on the www.myenvoytravel.com website and customized ad placement for our home-based travel agents when consumers simply enter their postal code. This opportunity will allow our home based travel agents the ability to increase their revenue with advertising space that is included in their monthly fee.

Dream Away

The consumer Dream Away, serviced directly from our www.myenvoytravel.com Internet site, allows consumers to create a “wish list” of destinations, which automatically results in the email distribution of all travel specials for those locations. Additionally, this feature enables consumers to create and store a digital travel log where they are able to store photographs, create a slide show presentation with music and much, much more. The Dream Away feature also provides consumers with location specific tourist information, packing tips and toll-free numbers for all pertinent hotel, car and airline suppliers.

Kinder Travel Cafes

It is our goal to open Kinder Travel Cafes that will feature free access to our www.myenvoytravel.com website, bible study, and religious and travel seminars as well as typical café services. Additionally, our Kinder Travel Cafes include the following: a comfortable place to sit and read, travel books from the around the world, luggage for sale, travel related merchandise, and trained representatives to assist in booking one of our travel products.

With our primary travel agency now operating, we intend on launching our Super Travel Cafes in 6 to 24 months. In fact, we are in the process of attempting to negotiate space in certain well-known public destinations such as bookstores, major department stores and university campuses.

However, hurdles for launching our Cafes include increasing our revenues, having the necessary funds or ability to raise additional capital, and sufficient interest in our products. We may be forced to reconsider our plans to open Kinder Travel Cafes if we cannot overcome some or all of these hurdles.

“Travel as One” by Kinder

It is our goal to produce a religious based travel video to allow our clients to maximize their family travel. We anticipate a 30 minute infomercial titled Travel as One (the “Travel Video”) to further entice consumers to purchase our travel products and to provide travel tips aimed at enhancing a family vacation.

We have not obtained any professional estimates, but have allocated $20,000 to the production of the Travel Video. We have not hired any production company or actors. In fact, we anticipate not hiring any such production company or actors and producing the Travel Video featuring the real life experiences of real people that have purchased and recommend our products.

Active Web Presence

The website www.myenvoytravel.com operates as a user-friendly booking engine and can be used as a research and booking tool for families planning their vacations as well as businesses and ministries.

Kinder Foundation

Kinder Travel plans to establish a charitable foundation to fund Christian faith-based initiatives in Canada and the United States and to sponsor travel opportunities for families in need. We plan to launch the Kinder Foundation once we reach a sustainable profit level. At that time, we will contribute 10% of our profits to fund such initiatives. As the Kinder Foundation is a work in progress, the types of Christian faith based initiatives that we plan to fund have not been determined.

Industry Background

The Travel Industry

According to market research conducted by PhoCusWright, (“PhoCusWright”); a leading independent, travel, tourism and hospitality research firm specializing in consumer, business, and competitive intelligence; 2004-2006 estimates indicate that while total travel industry growth rates will increase slightly each year, the online share of that market will continue to rise. PhoCusWright projects that more than one-third of all U.S. travel will be booked online by leisure and unmanaged business travel sites in 2006, up from 15% in 2002 and 20% in 2003.

Purchasing travel can be a complicated process involving a variety of destinations, dates and price limitations and the purchase of several products from different suppliers, including air, lodging and car rental providers. To facilitate the exchange of travel information, travelers and suppliers have traditionally relied on travel agents as intermediaries. Travel agents typically perform the task of research, fact-finding and price comparison on behalf of consumers. However, traditional travel agents may not always present optimal choices for consumers and are generally not available 24 hours a day seven days a week.

Travel agents depend on computer reservation systems, referred to as electronic global distribution systems, or GDS, to access flight and other travel product availability and pricing, and to book air and other travel products. GDS may not be able to provide all the information and options that are available in the marketplace due to technical limitations of their legacy mainframe computer systems and their inherent computational limitations. As such, travel agents may not be able to provide consumers with the broadest array of available travel options. Travel agents who use GDS can also increase the overall distribution cost to both consumers and suppliers. For consumers, particularly business travelers, travel agencies typically charge a fee. Traditional consumer leisure travel fees are up to $25 and corporate travel fees generally range from $25 to $50 per transaction. The GDS fees that are charged to suppliers as part of a typical travel agency booking also represent a substantial distribution expense for suppliers. A portion of these fees is typically shared with travel agents each time a booking is made using their systems.

The Online Travel Industry

The sale of travel products online is rapidly gaining consumer acceptance. According to PhoCusWright leisure and unmanaged business travel is the largest consumer spending category on the Internet with approximately $39.4 billion in estimated gross travel bookings in 2003. The Internet empowers consumers and business travelers with a convenient and efficient way to compare and book travel options. In addition, delivery and confirmation of the travel product purchased can be made almost instantaneously through an e-mail sent to the consumer. The Internet also permits suppliers to employ targeted marketing strategies in order to optimize bookings and revenues. While online travel has been widely accepted by consumers, online travel as a percentage of total travel sales is still relatively low. According to PhoCusWright, online travel sales have experienced recent growth rates exceeding 30% annually. This growth is large when compared to the total travel sales, which have grown at only 2-3%.

Although online travel sales have been growing rapidly, we believe that a significant opportunity exists to further increase the number of consumers who purchase travel on the Internet and on www.myenvoytravel.com by using consumer and supplier-focused technologies and processes to improve the way travel is purchased and sold.

Competitive Advantage

The following attributes will give our Company a competitive advantage over other participants in the travel industry:

Target Audience

Our target audience is every consumer interested in travel, with an emphasis on those of the Christian Faith and families seeking to create those “once in a lifetime” memories. If you are an Internet booker and/or a vacation shopper, even a business client, you will receive the most comprehensive and cost effective travel options focused on promoting family unity. The support that we receive from our suppliers and the commission based incentives that we offer to home based agents in our Kinder Vacations Network will assist in the growth of our Company.

Kinder Vacations Network

We expect that our network of home-based travel agents will help us create a base of knowledgeable, experienced and courteous travel professionals to assist with your travel needs. By utilizing KVN, consumers are able to have their own potentially successful business, directly from the comfort of their own home.

Opportunity for Growth

It is our expectation that people and families will realize the benefits offered by our travel products and services. Provided this happens, we anticipate tremendous growth opportunities for us, members of KVN, our vendors and, ultimately, the consumer. As our volume of sales increases, we anticipate that suppliers will be inclined to pay higher commissions, making KVN more attractive and allowing us to more fully implement our business model.

Value for Consumers and Travel Suppliers

We will potentially to do business with the vast majority of major suppliers, enabling us to negotiate competitive pricing allowing us to give consumers better products and greater returns on money spent.

Family Oriented Travel Chart

Our technology is set-up to provide consumers with various Christian based and family oriented travel options that suit their interests in one, easy to see chart, allowing the consumer to choose the most desirable option.

Self-Marketing

We still believe that the best advertising is word of mouth. However, for us to effectively compete with the larger in-store and web based travel companies, we will also focus on more traditional forms of advertising, along with our commercial spots and Travel Video.

User friendly, innovative approach to travel

In order to keep consumers happy, you have to be able to service their needs. We take great pride in always being just a phone call away. That is the reason that some have come to refer to us as the “Christian Travel Company.”

Technology Services

Kinder Family Travel Platform
Kinder Family Travel Platform is our technology platform that establishes a direct link with a supplier’s internal reservation system. This allows us to reserve space directly with the supplier. Kinder Family Travel Platform allows our KVN agents to book travel and purchase our products. Consumers benefit by receiving family oriented travel options, while the travel agents will receive 80% of our commission, with the Company retaining the final 20%. This platform serves as the basis for our in-store agent(s) and serves as the backbone of our website. We have performed no market research regarding the distinctive features of our Kinder Travel Family Platform, and cannot affirmatively make any such representations.

Booking Engine Services

We have distribution and marketing agreements with numerous airlines, lodging companies, rental car companies and other travel suppliers. These agreements enable us to offer our consumers what we believe to be the most comprehensive selection of low fares generally available to the public and a wide array of competitive rates on other travel products.

Technology and Operations

We believe that the design and quality of our technology positions the Company for success, and distinguishes our website and product offerings from those of our competitors. Our goal has been to build an innovative travel management tool for consumers and to build systems that will move traffic and transactions through a low-cost channel. We believe that our system will continue to support rapid growth and differentiate us from our competitors.

Our hardware and software architecture is designed to maximize scalability, availability, reliability, efficiency, flexibility, manageability and security. By implementing many competing fares, checking availability, and booking transactions directly with supplier hosts, we have constructed our booking engine using Internet technologies rather than a system based around more traditional mainframe travel systems.

Use Kinder Vacations Network to increase sales in all sectors

While online sale of vacation travel is likely to be a primary revenue generating source, we believe that our kinder Vacations Network will drive the sales of all travel related purchases as consumers will have access to one of our local representatives. We have launched several key initiatives to take advantage of this opportunity:

•	Improve purchase efficiency through effective marketing techniques;

•	Improve travel offerings;

•	Home-based travel agents;

•	Launch of our dynamic Travel Video;

•	Low cost travel, with the consumer receiving a portion of our commission; and

•	Strong Customer Retention.

We offer consumers what we believe to be the broadest selection of family oriented travel options. As generally evident from the family oriented travel chart on our web site, we offer the largest selection of low fares generally available to the public and a wide array of competitive rates on other travel products. By and through the Kinder Vacations Network, we expect to generate a high degree of customer loyalty that will result in high customer retention rates. Key initiatives to promote higher customer retention include:

•	Continue to maintain strong supplier relationships to ensure competitive rates on commission based travel;

•	Develop our technology to deliver a customer friendly website, providing the option to become a home-based travel agent;

•	Invest in technologies and marketing strategies that will improve our ability to target our customers;

•	Continue to develop our customer care capabilities to make travel more convenient for our customers;

•	Capitalize on innovative travel platform;

•	We will continue to capitalize on our strength in developing technological and marketing enhancements that benefit both our travel suppliers and customers;

•	Feature certain vendors on our site that pay us higher commission structures and greater family oriented travel opportunities for our consumers; and

•	Direct Relationships with Major Travel Suppliers.

Expand our Customer Base

Our goal is to increase our customer base by acquiring new customers in a cost-effective manner and increasing our market share in the rapidly growing online travel industry. We intend to achieve this objective by:

•	Emphasizing performance-based online advertising and other targeted marketing strategies;

•	Cost-effectively building our brand through traditional broadcast and print channels;

•	Generating increased transactions by using direct mail recognition programs and encouraging infrequent bookers to purchase more travel from us using supplier incentives; and

•	Offering web-based corporate travel.

Pursue New Business Opportunities

We plan to use our innovative technology and our relationships with travel suppliers to expand and enhance our growth prospects.

We believe that our approach to travel uniquely positions us to capitalize on the emerging growth of the online travel industry. Since we have an established base of vendor contracts in place, we are able to meet the demands of consumers, all of whom are always looking for an easier and more efficient way to book travel. Our business objectives, once fully implemented, will allow Kinder Travel to continue to develop its wide array of products, putting fast and easy travel tools right at their fingertips.

In order to pursue these business opportunities and our other growth initiatives, we may make strategic acquisitions of other businesses, products and technologies. The discussion of our strategy in this section reflects our current view of the ways we intend to develop our business in the future. Many of the initiatives we describe above are at an early stage, and we continue to review them in light of changing business conditions. We may change our plans, and future developments could differ from those we intend or expect to occur.

The Company also serves as ministry travel provider, and is continually seeking new ministries with which it can partner. Presently, we have agreements with only two ministries, but, through traditional forms of marketing and advertising, including word of mouth, are seeking other ministries to expand on this aspect of our business plan.

In 2005, the Company signed a revenue sharing agreement with Campus Crusade For Christ Canada (“CCCC”), giving it exclusive rights to all travel bookings in Canada. As part of this agreement, Kinder Travel set up an office within the CCCC head office and employs a full-time agent to service their travel needs.

Kinder Travel also secured the travel business of Alpha Canada, an organization which works with local churches across Canada offering a 10 week, thought-provoking course which explores the Christian faith in a relaxed, non-threatening environment.

The Company has a formal written agreement with Campus Crusade for Christ Canada. There is no written agreement with Alpha Canada.

Our Agreement with CCCC provides that CCCC will act as an independent contractor for the Company, selling and promoting the Company’s services. CCCC, per the Agreement, is entitled to receive 35% of the commissions and service fees generated for each of the services sold. The Company will provide administrative support to CCC on an as needed basis. The Agreement shall continue until terminated by either party upon 30 days written notice.

In 2005, the Company derived $26,168 and $1,314 in revenue through its agreement with Campus Crusade for Christ Canada and Alpha Canada respectively.

For the nine months ended September 30, 2006, the Company derived $76,608.23 and $575 in revenue through its agreement with Campus Crusade for Christ Canada and Alpha Canada respectively.

Reservations

Our website enables consumers and business travelers to research and purchase a wide range of travel products and services, including airline tickets, hotel accommodations, car rentals, cruises, and vacation packages. We have established agreements with numerous travel suppliers and offer air fares and rates from hundreds of airlines, tens of thousands of hotel properties and a large number of car rental providers. Our advanced search technology allows our customers to easily find and compare what we believe to be the widest selection of travel prices and options from not only our site, but all leading online travel providers, the largest selection of low fares generally available and the opportunity to share in the commissions that we receive. Finally, we have developed what we believe is an intuitive and easy-to-use booking process for making reservations and purchasing travel services.

Flights

Our search engine can quickly analyze over billions of possible flight and fare combinations to provide customers with the largest selection of low fares generally available to the public. Our technology and innovative display allows consumers to choose the best rate or schedule that they find and begin their booking process. Our systems allow you be in total control over your travel choices, while continuously promoting Christian, family oriented travel options.

Our search options allow for easy vacation planning. For example, a person interested in finding a vacation would be asked the following type of questions: (1) Where are you departing from?; (2) Where are you going to?; (3) What are your dates of travel?; (4) How many people are in your party? This information will go out and search all major providers, after which our system will quickly display the best price for that vacation. Whether you are just booking a car, or need a hotel, to booking airline tickets to vacation packages and cruises, the choice is yours!

Our vacation packages feature allows customers to choose among a variety of suppliers of vacation packages, including air and lodging, escorted tours, last-minute and other packages. Consumers can select their tour based on destination, resort name or interest preferences. Our website features online specials and answers to frequently asked questions.

Customer Services

In addition to allowing travelers to book travel transactions, we also provide a broad array of useful information and services designed to optimize the consumer’s www.myenvoytravel.com experience.

We take the Christian approach to the travel industry. No matter what the question or concern, our travel agents are standing by to assist you with all of your travel related questions. Additionally, our website is packed full of useful information that makes travel planning fun, educational and religious. Our search engine is very unique, providing resources not offered by other companies. If you are tired of wasting time doing travel research and still don’t know in which direction to go, then visit us on the internet by typing www.myenvoytravel.com.

Consumers in our store are asked to answer a simple travel questionnaire, which we in turn use to offer you the most comprehensive, low-cost options available. Our website is premised on a similar questionnaire, followed by clicking search, after which all of your research will be completed in just a few moments. Whether in store or on our website, we are sure to provide you with all of the information you need to make an informed decision for a Christian oriented family vacation!

Corporate Travel

It is our intent to launch www.myenvoytravel.com/corporate, to tailor to the ever growing demand for corporate travel solutions that provide lower transaction costs, lower average ticket price, high degree of price transparency, access to a wide choice of low fares, and a superior, automation-enhanced service experience. The Company’s business site will offer companies the same functionality and ease of use that we offer for leisure bookings, while adding functionality and service features that address the needs of both business travelers and the corporate travel managers who administer corporate travel policies.

Our planned launch of this part of our business is early March 2007. While offering the same features as www.myenvoytravel.com, this aspect offers internal controls meant to maximize company travel policies. Traveler profiles will be uploadable to account for individual travel needs, along with company specific requirements to maximize savings.

Corporations may be charged a flat fee of $100 per month will be charged for access, thereby providing complete access to our corporate services. We have not performed any market research to ascertain whether corporations would be willing to pay such a fee. As such, we have yet to determine if such a fee will be charged once this portion of our website is fully operational.

Some additional corporate travel features are:

(i)	full integration of corporate negotiated fares and rates in our booking path;

(ii)	travel arranger functionality, which allows personal assistants to manage travel on behalf of corporate employees;

(iii)
functionality designed to control travel policies in more highly managed corporate environments, including the ability to track and report reasons for employees not choosing the lowest available fare and the ability to limit availability displays to only those suppliers with which the corporation has a preferred relationship; and

(iv)	consolidated data reporting, which helps corporations track travel spending and support negotiations with suppliers.

Consumer Marketing

We use various forms of cost-effective online marketing, including advertising on content sites and placement on comparative shopping tools as well as on search engine websites. We expect to use 30 and 60 second commercial spots as our primary marketing vehicle supplementing these commercials with our Travel Video. A smaller portion of our marketing budget is dedicated to other advertising such as internet, primarily cable, and print publications. Our marketing initiatives are subject to strict cost performance and measurement processes.

Our marketing efforts employ a comprehensive array of analytical tools that measure our spending effectiveness. We use these tools to ensure that we stay focused on achieving a high return on our marketing investment. We believe that focusing on performance-based marketing techniques and the financial implications of our marketing efforts is an important factor in pursuing our goal of profitable growth.

Hardware

Our focus on reducing costs per transaction keeps us focused on the efficiency of our hardware. We make extensive use of commodity hardware, which allows for flexibility and processing power capable of handling large amounts of traffic and data at low unit costs. In addition, we have built monitoring and automation tools to help us monitor, detect and fix problems in our hardware and software. This results in little downtime for maintenance and upgrades, while helping to keep costs of operating and maintaining the machines low despite increases in the number of machines. Our system’s hardware and network architecture are designed to avoid single points of failure.

Software

Our secure password system protects the consumer from any hackers, giving you complete privacy for your travel arrangements. Using your credit card on our site is also protected with an encrypted credit card processing program.

Our superior booking engine will do most of the work for the consumer. Once consumers complete the formatted screen, their data goes out to the major website providers and then to ours (which are the same ones that travel agencies use today). Their data comes back with a comparison, allowing them to make an educated decision for themselves. The data will come back in numerous boxes, so that consumers are able to see the various family oriented travel options. Once they make their decision, they can click on the box to expand it and begin booking the reservation.

Competitors

We operate in a highly competitive market and we may not be able to compete effectively. The market for travel products is intensely competitive. We compete with a variety of companies with respect to each product or service we offer, including:

•	InterActiveCorp, an interactive commerce company, which owns or controls numerous travel-related enterprises, including Expedia, an online travel agency,

•	Hotels.com, a representative of online lodging reservations, Hotwire, a wholesaler of airline tickets, lodging and other travel products and Ticketmaster and

•	Citysearch, both of which offer destination information and tickets to attractions;

•
Sabre Holdings, which owns Travelocity, an online travel agency, GetThere, a provider of online corporate travel technology and services, and the Sabre Travel Network, a GDS (or "global distribution system");

•
Orbitz, Inc., an online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages;

•
Cendant, a provider of travel and vacation services, which owns or controls the following: Galileo International, a worldwide GDS; Cheap Tickets, an online travel agency; Lodging.com, an online representative of hotel rooms; Howard Johnson, Ramada Inns and other hotel franchisors; Avis and Budget car rental companies;

•	Travelport, a provider of online corporate travel services and other travel-related brands;

•	Expedia, Lowestfare.com and Priceline.com are our primary competitors in the referral marketing business;

•	Other consolidators and wholesalers of airline tickets, lodging and other travel products, including Priceline.com and Travelweb; and

•	Other local, regional, national and international traditional travel agencies servicing leisure and business travelers.

We are a relatively small player in this market. These competitors are in general larger, have greater financial and personnel resources and have achieved greater market penetration than we have.

Based solely upon management’s knowledge of and experience in the industry and not upon any research or other verifying data from independent third parties, our agents are quoted the same rates from travel service providers as other travel agents and agencies.

Research and Development

We conduct no research and development activities.

Intellectual Property

We have not applied for any patent or trademarks in connection with our operations.

Description of Property

We lease our corporate headquarters at 20385 64th Avenue , Langley , BC . The office space is a partitioned area of approximately 100 square feet partitioned off from the rest of the general office on the 2nd floor. This space includes utilities and a shared receptionist is provided free-of-charge as part of our revenue share agreement with CCCC. The property is generic office space that meets the Company’s executive and administrative requirements providing ample space for our executives to run the Company, as well as space to expand and hire new employees.

Travel Agency Bond

Travel agencies in Canada are regulated by the Business Practices and Consumer Protection Authority (“BPCPA”). BPCPA required the Company to purchase a Guaranteed Investment Certificate (“GIC”) from a financial institution as a condition for licensing as a travel agency. The financial institution then issued a letter of credit to the BPCPA. The GIC accrues interest at 2.77% and matures on December 14, 2007.

Government Regulation

We must comply with laws and regulations relating to our sales activities, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel products, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers are heavily regulated and we are indirectly affected by such regulation.

Travel Industry Regulation

As a travel company selling air transportation products, we are subject to regulation by federal, state and provincial agencies which have jurisdiction over economic issues affecting the sale of air travel, including consumer protection issues and competitive practices. Such agencies may have the authority to enforce economic regulations, and may assess civil penalties or challenge our operating authority. To the extent we sell travel products other than air transportation, we are subject to regulation by other federal, state or provincial agencies, which may have jurisdiction over a wide range of advertising, marketing and other consumer protection areas.

Internet Regulation

We must also comply with laws and regulations applicable to businesses engaged in online commerce. An increasing number of laws and regulations apply directly to the Internet and commercial online services. Moreover, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products or increase our cost of doing business.

For example, in the United States, Federal legislation imposing limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Nondiscrimination Act, exempted certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November 1, 2003. The majority of products and services we sell are already taxed: hotel rooms and car rentals at the local level, and air transportation at the federal level with state taxation preempted. Nevertheless, failure to renew this legislation could allow state and local governments to impose additional taxes on some aspects of our Internet-based sales, and these taxes could decrease the demand for our products or increase our cost of operations.

International

We may become subject to the laws and regulations of other countries, including with respect to transportation, privacy and consumer and online regulation. These may impose additional costs or other obligations on us.

Future Regulation

Federal, state, provincial or other governmental agencies may adopt new laws, regulations and policies regarding a variety of matters that could affect our business or operations. We cannot predict what other matters such agencies might consider in the future, or what the impact of such regulations might be on our business.

Employees

As of December 31, 2005, we employed one person on a full-time basis and one perrson on a part-time basis.

Subsequent to year end, and as of November 15, 2006, we employed two (2) persons on a full time basis and three (3) individuals on a part time basis.

Because of the nature of our business, we do not expect to hire any new employees in the foreseeable future, but anticipate that we will be conducting most of our business through agreements with consultants and third parties.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

PLAN OF OPERATIONS:

Our plan of operations for the next twelve months is to proceed with the implementation of our business plan. We will strive to launch all aspects of our operations.  Primarily, we will focus on generating revenue from our website. Continuing operations will always focus on ways to increase our marketing sales force. We may require up to $300,000 in additional financing to expand our operations as outlined in the table below, subject to our cash on hand and actual revenues.

Goal	Expected Manner of Occurrence or Method of Achievement	Date When Step Should be Accomplished	Cost of Completion
Develop infrastructure and Kinder Travel Cafes	Secure additional office space in various locations, office equipment and develop “specific” marketing materials and hiring additional employees	6 - 24 months	$100,000
Launch full version of our web-site	Complete design and technology of our web-site	COMPLETED - OCTOBER 2006	$20,000
Launch Marketing Phase	Kinder Travel marketing and informational videos designed to develop sales force	3 -12 months	$60,000
Creation of Travel Marketing staff	Marketing head and staff to drive bookings up	6 - 8 months	$40,000
Kinder Vacations Network Sales of 1000 per month	Aggressively market and advertise to generate interest in our home based travel agent network	9 - 24 months	$60,000
Travel as One Video	Create and film our religious travel video	6 - 9 months	$20,000

Our total expenditures over the next twelve months are anticipated to be approximately $200,000 including the remaining estimated costs of this offering. Our cash on hand as of September 30, 2006 is $36,657. We expect that with our cash on hand and expected revenues we will have sufficient cash to fund our operations for the next twelve months.

All steps will be undertaken contemporaneously.

Our marketing effort will be directed at expanding our representative network through personal contact or seminars.

Cash Requirements

Our cash on hand as of September 30, 2006 is $36,657. We have sufficient cash on hand to pay the costs of some of our goals as outlined above as projected to twelve (12) months or less and to fund our operations for that same period of time. However, we will require additional financing in order to proceed with some or all of our goals as projected at more than twelve (12) months. We presently do not have any arrangements for additional financing, and no potential lines of credit or sources of financing are currently available for the purpose of proceeding with any of our goals projected at more than twelve (12) months.

Any additional growth of the Company may require additional cash infusions. We may face expenses or other circumstances such that we will have additional financing requirements. In such event, the amount of additional capital we may need to raise will depend on a number of factors. These factors primarily include the extent to which we can achieve revenue growth, the profitability of such revenues, operating expenses, research and development expenses, and capital expenditures. Given the number of programs that we have ongoing and not complete, it is not possible to predict the extent or cost of these additional financing requirements.

Notwithstanding the numerous factors that our cash requirements depend on, and the uncertainties associated with each of the major revenue opportunities that we have, we believe that our plan of operation can build long-term value if we are able to demonstrate clear progress toward our objectives.

Progress in the development of our business plan will likely lend credibility to our plan to maintain profitability. We anticipate that we will hire several members to our sales, marketing, research and development, regulatory and administrative staff during the course of 2006 in order to fully implement our plans for growth.

The Company does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to seek and maintain its eligibility for the OTCBB.

The failure to secure any necessary outside funding would have an adverse affect on our development and results therefrom and a corresponding negative impact on shareholder liquidity.

Future Financings

Our plan of operation calls for significant expenses in connection with the implementation of our business plan over the course of the next 24 months. As at the date of this prospectus, we have cash of approximately $67,429, and for the next twelve months, management anticipates that the minimum cash requirements to fund our proposed goals and our continued operations will be at least $300,000. As such, we do not have sufficient funds on hand to meet our planned expenditures over the next 24 months. Therefore, we may require and may need to seek additional financing to meet our planned expenditures.

Obtaining additional financing would be subject to a number of factors, including development of our business plan and interest in our company. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Since our inception, we have relied on our revenues to fund our operations and have used our common stock to raise money for our operations as well. While we have attained profitability, we may be dependent upon obtaining financing to pursue our plan of operation over the course of the next 24 months.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED).

REVENUE

Our net revenue amounted to $28,326 for the three months ended September 30, 2006 compared to $35,521 for the three months ended September 30, 2005.  Though our net revenues for nine months September 30, 2006 are $186,024 compared to $78,070 for the same period in 2005, our decrease in revenue for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, is a direct result of a majority of the summer travel purchases being purchased earlier in 2006, and no other factor(s) contributed to the decreased revenue for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005.

All revenues were derived from the sale of travel and travel related products.  Fluctuations in our revenues is primarily the result of the nature of the business model we operate. The Company can neither predict, assess nor prevent fluctuation.  We attempt to offer products and services at competitive prices.  Our travel products and services are aimed at those interested in purchasing Christian based, family vacations.  Because of the unpredictable nature of fluctuations, we do not attribute fluctuations to any particular item or event. Our business model is to respond to fluctuation with immediate change.  We do not account for or analyze the fluctuations as we do not believe it to be a prudent use of resources, given our business model.

OPERATING EXPENSES

Our total operating expenses for the three months ended September 30, 2006 were $96,361 compared to $38,027 for the same period in the prior year.  Expenses consisted primarily of general operating expenses and professional fees. The increase in operating expenses is mostly attributable to our accounting and legal expenses associated with our SEC filing and attempt to become listed on the OTCBB.

NET LOSS

Primarily as a result of the foregoing, we had a net loss of $68,035 for the three months ended September 30, 2006 compared to a net loss of $2,506 for the same period in the prior year.  Our net loss for the period ended September 30, 2006 is attributed to accounting and legal expenses associated with our SEC filing.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006 our cash balance was $36,657. This represents an improvement in our financial position since December 31, 2005 when we reported cash of $26,903.

Developments in early 2006, specifically our agreement with CCCC, directly resulted in increased revenues and increased cash on hand.

Cash flows from operating activities in 2006 through September 30 were negative $53,870 compared with negative $14,546 in 2005 through September 30. The major elements accounting for this change was our an increase in accounts payable and accrued expenses to $22,489 from $12,121, no prepaid expenses in 2006, and no additional travel agency bond to pay in 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2005 (UNAUDITED).

REVENUE

Our net revenue amounted to $96,113 for the three months ended June 30, 2006 compared to $22,943 for the three months ended June 30, 2005.  This increase in revenue is a direct result of increased bookings by CCCC, and no other factor(s) contributed to the increased revenue for the quarter ended June 30, 2006 compared to the quarter ended June 30, 2005.

All revenues were derived from the sale of travel and travel related products.  Fluctuations in our revenues is primarily the result of the nature of the business model we operate. The Company can neither predict, assess nor prevent fluctuation.  We attempt to offer products and services at competitive prices.  Our travel products and services are aimed at those interested in purchasing Christian based, family vacations.  Because of the unpredictable nature of fluctuations, we do not attribute fluctuations to any particular item or event. Our business model is to respond to fluctuation with immediate change.  We do not account for or analyze the fluctuations as we do not believe it to be a prudent use of resources, given our business model.

OPERATING EXPENSES

Our total operating expenses for the three months ended June 30, 2006 were $102,705 compared to $15,454 for the same period in the prior year.  Expenses consisted primarily of general operating expenses and professional fees. The increase in operating expenses is mostly attributable to our accounting and legal expenses associated with our SEC filing and attempt to become listed on the OTCBB.

NET LOSS

Primarily as a result of the foregoing, we had a net loss of $6,592 for the three months ended June 30, 2006 compared to a net profit of $7,489 for the same period in the prior year.  Our net loss for the period ended June 30, 2006 is attributed to accounting and legal expenses associated with our SEC filing.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006 our cash balance was $67,429. This represents a significant improvement in our financial position since December 31, 2005 when we reported cash of $26,903.

Developments in early 2006, specifically our agreement with CCCC, directly resulted in increased revenues and increased cash on hand.

Cash flows from operating activities in 2006 through June 30 were negative $10,239 compared with negative $8,134 in 2005 through June 30. The major elements accounting for this change was our an increase in accounts receivable to $17,887 from $5,849, no prepaid expenses in 2006, and no additional travel agency bond to pay in 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED).

REVENUE

Our net revenue amounted to $61,585 for the three months ended March 31, 2006 compared to $19,605 for the three months ended March 31, 2005.  This increase in revenue is a direct result of increased bookings by CCCC, and no other factor(s) contributed to the increased revenue for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005.

All revenues were derived from the sale of travel and travel related products.  Fluctuations in our revenues is primarily the result of the nature of the business model we operate. The Company can neither predict, assess nor prevent fluctuation.  We attempt to offer products and services at competitive prices.  Our travel products and services are aimed at those interested in purchasing Christian based, family vacations.  Because of the unpredictable nature of fluctuations, we do not attribute fluctuations to any particular item or event. Our business model is to respond to fluctuation with immediate change.  We do not account for or analyze the fluctuations as we do not believe it to be a prudent use of resources, given our business model.

OPERATING EXPENSES

Our total operating expenses for the three months ended March 31, 2006 were $86,456 compared to $25,234 for the same period in the prior year.  Expenses consisted primarily of general operating expenses and professional fees. The increase in operating expenses is mostly attributable to our accounting and legal expenses associated with our SEC filing and attempt to become listed on the OTCBB.

NET LOSS

Primarily as a result of the foregoing, we had a net loss of $24,871 for the three months ended March 31, 2006 compared to a net loss of $5,629 for the same period in the prior year.  Our net loss for the period ended March 31, 2006 is attributed to accounting and legal expenses associated with our SEC filing.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006 our cash balance was $112,459. This represents a significant improvement in our financial position since December 31, 2005 when we reported cash of $26,903.

Developments in early 2006, specifically our agreement with CCCC, directly resulted in increased revenues and increased cash on hand.

Cash flows from operating activities in 2006 through March 31 were positive $53,531 compared with negative $25,875 in 2005 through March 31. The major elements in the 2006 decrease for the period ended March 31 as compared to 2005 was our net loss of $24,871 in 2006 compared to net loss of $5,629 in 2005, a decrease in accounts receivable to $5,292 from $10,839 and an increase in prepaid expenses to $8,301 from zero.

FISCAL YEAR ENDED DECEMBER 31, 2005

Operating Revenues

From January 1, 2005 [inception] to December 31, 2005, the Company’s sales totaled $118,727.

Selling, General and Administrative ( ”SG&A”) Expenses

SG&A expenses were $115,024 from inception to December 31, 2005. As a percent of sales, SG&A expenses were 96.88%. SG&A expenses were largely due to increased professional fees, including fees related to becoming a public company traded on the Over the Counter Bulletin Board (“OTCBB”). Additionally, SG&A expenses included $23,814 in management fees to our President.

Advertising costs were $5,713 from inception to December 31, 2005. This was primarily due to increase in spending on outside marketing contractors, including production of brochures and design and maintenance our web site. As the Company expands its operations in new geographic markets, the Company expects that such expenses will be reduced.
Excluding management fees indicated above, SG&A expenses from inception to December 31, 2005 were $91,210.

Net Income

Net income (pre-income tax) was $3,703 from inception to December 31, 2005.

We anticipate rapid growth from our online products and services now that our website is fully operational. However it is management’s belief that the long term growth potential of the Company is much higher from the volume of sales on the internet. This, in turn, will allow us to further reduce overhead costs and reinvest money into the full implementation of our plan.

Liquidity and Capital Resources

Our cash and cash equivalent balances were $26,903 at December 31, 2005. Since inception, and at December 31, 2005 we had net income of $3,703.

During the year ended December 31, 2005, our operations were funded by a $50,000 demand loan payable to an unrelated party that has no set repayment terms, does not bear interest, and is unsecured. As of August 28, 2006, this demand loan has been repaid in full.

Overview

Net cash from operating activities was $6,226 at December 31, 2005. Management believes that the Company will continue to generate sufficient cash from its operating activities for the foreseeable future, supplemented by an anticipated infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings. The infusion of capital is expected by the end of June 2006 and will come from the sale of treasury stock and/or newly issued shares of common stock to one of our directors.

Operating Activities

The Company has more current liabilities than current assets. Working capital (the difference between the Company’s current assets and current liabilities) was ($35,373) at December 31, 2005. Our net income for the year, as adjusted for amortization and future income taxes, was $3,703 for the fiscal year ended December 31, 2005.

Financing Activities

From inception to December 31, 2005, we had no net cash provided from the issuance of common stock through financing activities.

Off-Balance Sheet Arrangements

The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

Market Risk

In the normal course of business, the Company is exposed to foreign currency exchange rate and interest rate risks that could impact its results of operations.

The Company plans to sell its products worldwide via the internet, and a substantial portion of its net sales, cost of sales and operating expenses could be denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow.

Cancellation Policy

The cost of airfare portion of the Company's travel packages is non-refundable to customers. Other cancellation fees imposed by the relevant Travel Supplier(s) (for example, hotel cancellation penalties) must be paid by the customer when incurred. 100% of the travel package price is forfeited by the customer for cancellations not made before 24 hours prior to the departure date. No refunds are given to customers for unused or partially used package components. There were no customer cancellations in 2005.

Critical Accounting Policies and Estimates

Management has identified the following policies and estimates as critical to the Company’s business operations and the understanding of the Company’s results of operations. Note that the preparation of this Form 10-SB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Company’s financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Revenue Recognition

SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for a reporting period could be adversely affected.

The Company has various methods by which they receive revenue. At present, most revenue is derived substantially from the following sources:

•	Supplier Based Commissions: The Company receives commissions based upon contractual arrangements with leading travel providers.
•	Consumer Service Fees: Upfront fees charged for each booking regardless of the type of travel.

Revenue is recognized as follows for the services discussed above:

–	for service fees, when reservations are made and secured by a credit card or other form of payment;
–	for air travel, cruises and package tours, when reservations are made and secured by a credit card or other form of payment; and
–	for all travel such as hotel bookings and rental cars, when commissions are received from the travel supplier.

In 2005, two customers accounted for 34% of total revenue.

Allowance for Doubtful Accounts

Management makes judgments, based on its established aging policy, historical experience and future expectations, as to the ability to collect the Company’s accounts receivable. An allowance for doubtful accounts has been established. The allowance for doubtful accounts is used to reduce gross trade receivables to their estimated net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management analyzes amounts based upon an aging schedule, historical bad debt experience, and current trends. The Company’s accounts receivable balances were $10,142, net of allowances of $1,265, at December 31, 2005.

Goodwill

The Company did not attribute any value to goodwill for the year ended December 31, 2005.

 Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of our officers, directors and employees.

SEC Filing Plan

We intend to become a reporting company in 2006 after our SB-1 is declared effective. This means that we will file disclosure documents as required with the US Securities and Exchange Commission. Once this SB-1 is declared effective, we will file a Form 8-A filing in order to complete registration of our common stock.

Recently Issued Accounting Pronouncement

SFAS No. 151, Inventory Costs, is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS No. 151 is expected to have no impact on the Company’s financial statements.

SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions, is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions. The adoption of SFAS No. 152 is expected to have no impact on the Company’s financial statements.

SFAS No. 123(R), Share-Based Payment, replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires that the compensation cost relating to share-based payment transactions be recognized at fair value in the financial statements. The Company is required to apply this statement in the first annual period that begins after December 15, 2005. The adoption of SFAS No. 123(R) is expected to have no impact on the Company’s financial statements.

SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company’s financial statements.

The EITF reached consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Investments, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The adoption of this consensus or FSP is expected to have no impact on the Company’s financial statements.

SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, this statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No. 154 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue no. 05-08, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature. EITF 05-08 is effective for financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-08 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue 05-02, The Meaning of ‘Conventional Convertible Debt Instrument’ in EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’ EITF 05-02 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. The adoption of EITF 05-02 is expected to have no impact on the Company’s financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-07, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues. EITF 05-07 is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-07 is expected to have no impact on the Company’s financial statements.

Reporting Currency

All of the Company’s transactions are denominated in Canadian currency so the Company has adopted the Canadian dollar as its functional and reporting currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “General and Administrative expenses” in the statement of operations, which amounts were not material for 2005 or 2004.

The Department of Corporation Finance in its advisory letter titled International Financial Reporting and Disclosure Issues, dated May 1, 2001 has stated, “Regulation S-X presumes that a US-incorporated registrant will present its financial statements in US dollars. In rare instances, the staff has not objected to the use of a different reporting currency. Those instances have been limited to situations where the US-incorporated registrant had little or no assets and operations in the US, substantially all the operations were conducted in a single functional currency other than the US dollar, and the reporting currency selected was the same as the functional currency. In these circumstances, reporting in the foreign currency would produce little or no foreign currency translation effects under FASB Statement No. 52.”

First, the Company has its only facilities located Canada, and therefore has no assets or operations in the US. Second, all operations of the Company are conducted only in Canadian currency. Third, the reporting currency is in Canadian dollars which is the same currency that all operations were conducted in. Therefore, reporting in Canadian dollars would produce little or no foreign currency translation effects under FASB Statement No. 52.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

(a) No shares of the Company’s common stock have previously been registered with the Securities and Exchange Commission (the “SEC”) or any state securities agency or authority.  The Company intends to make application to the NASD for the Company’s shares to be quoted on the OTCBB.  The application to the NASD will be made during the Commission comment period for this Form SB-1 or immediately thereafter.  The Company’s application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended.  Inclusion on the OTCBB permits price quotation for the Company’s shares to be published by such service.

The Company is not aware of any existing trading market for its common stock.  The Company’s common stock has never traded in a public market.  There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company’s securities.

If and when the Company’s common stock is traded in the OTCBB, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commonly referred to as the “penny stock” rule.  Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer’s net tangible assets; or exempted from the definition by the SEC.  If the Company’s shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.  Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company’s common stock and may affect the ability of shareholders to sell their shares.

(b) Holders. At September 30, 2006, there were two record holders of 2,400,000 shares of the Company’s Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant’s business.

Equity Compensation Plans

We have no equity compensation program including no stock option plan and none are planned for the foreseeable future.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	we would not be able to pay our debts as they become due in the usual course of business; or

2.
our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our executive officers and directors follows:

NAME & ADDRESSES	AGE	POSITIONS	DATE FIRST HELD

Daniel L. Baxter Business Address: 20385 64th Avenue Langley, B.C. V2Y 1N5 Residential Address: 1960 - 143rd Street Surrey, B.C. V4A 7Z2	43	President, CEO, CFO & Director	January 1, 2006
Dirk Holzhauer Business Address: 20385 64th Avenue Langley, B.C. V2Y 1N5 Residential Address: 5892 - 184th Street Surry, B.C. V3S 3B8	38	Secretary, Director & Treasurer	January 1, 2006

Our Articles of Incorporation provide for a Board of Directors ranging from 1 to 10 members, with the exact number to be specified by resolution of the board. All Directors hold office until the next annual meeting of the shareholders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers hold office until the next annual meeting of our Board of Directors following their appointment and until their successors have been appointed and qualified.

The business experience during the past five years of each of the persons presently listed above as an Officer or Director of the Company is as follows:

DANIEL L. BAXTER

Daniel Baxter, age 43, is a Professional Engineer registered in the Province of British Columbia. Since 1993, Mr. Baxter has been providing management consulting services to a number of local businesses, primarily in the area of corporate finance, through his company, Mardan Consulting Inc.

Until recently, he had served for 7 years as the Vice President Operations for Vancouver Fire & Security, the largest, privately held fire safety and security business in British Columbia. In that role his primary duties included system design, installation project management, recurring revenue services, and IT development.

In 2006, Mr. Baxter became our President, CEO and CFO.

DIRK HOLZHAUER

Dirk Holzhauer, age 38, was the original founder of Kinder Travel, Inc. Since 1989 he has worked in the travel services sector of various German travel agencies and tour operators, leading branches of DER in Cologne and Frankfurt. From 1999 to 2001, Mr. Holzhauer worked as a travel agent for Uniglobe Advance Travel in Vancouver, BC. Between 2001 and 2004, Mr. Holzhauer was employed as a travel agent at Yaletown Travel Inc., also located in Vancouver, BC. Mr. Holzhauer immigrated to Canada in 1996 and established himself as travel agent in the local retail sector.

Kinder Travel, Inc. was founded by Dirk in January 2005 as a small boutique style niche travel service provider. The focus is primarily family travel as well as ministry and missions travel, and corporate travel. The approach is to offer online self serve capabilities but to provide full flexibility and assist personally in planning travel arrangements.

No director, officer or affiliate of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

The Company has not compensated any director for service on the Board of Directors or any committee thereof. The Company currently does not have any standing committees.

Currently, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the affairs of the Company. Present management openly accepts and appreciates any input or suggestions from stockholders. However, the Board is elected by the stockholders who have the ultimate say, by virtue of their voting rights, in who represents them on the Board. There are no agreements or understandings for any officer or Director to resign at the request of another person and none of the current offers or Directors are acting on behalf of, or will act at the direction of any other person.

Significant Employees

As of December 31, 2005, we employed one person on a full-time basis and one perrson on a part-time basis.

Subsequent to year end, and as of November 15, 2006, we employed two (2) persons on a full time basis and three (3) individuals on a part time basis.

Because of the nature of our business, we do not expect to hire any new employees in the foreseeable future, but anticipate that we will be conducting most of our business through agreements with consultants and third parties.

All of our significant employees began working with us subsequent to December 31, 2005.

Website Design

Core Associates Communication Design Inc. (“CACD”) has been retained by the Company to develop our website and search engine. CACD is located at 2950 147A Street in Surrey, BC. CACD may be contacted by telephone at 604-204-1100 or toll free at 1-888-970-1100. CACD may also be found on the internet at www.coreassociates.com.

Although our website is now operational, CACD will continue to monitor its functionality. Our agreement with CACD required that they perform the following: (1) product naming; (2) corporate logo identity and development; (3) product logo identity and development; (4) corporate identity and stationary system development; (5) design execution; (6) programming and integration; and (7) website brand application. We allocated approximately $20,000 towards the development of our website, although the preliminary estimate from CACD on March 17, 2006 was for $15,240.

A copy of our agreement with CACD is attached hereto and incorporated by reference.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors or officers have been:

•	a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

•	convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•
found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

There are no family relationships by and among any of our officers or directors.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

Directors serve without compensation and there are no standard or other arrangements for their compensation.

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any Director or executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

There are no agreements or understandings for any Director or executive officer to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.

Compensation of Officers

Officers serve without compensation and there are no standard or other arrangements for their compensation.

The table below summarizes all compensation awarded to, earned by, or paid to our Officer for all services rendered in all capacities to us for the fiscal periods indicated.

The table below summarizes all compensation awarded to, earned by, or paid to our Officer for all services rendered in all capacities to us for the fiscal periods indicated.

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Restricted Stock Awards ($)	Securities Underlying Options/SARS (#)	LTIP Payouts ($)
Daniel L. Baxter, President, Director, Chief Executive Officer & Chief Financial Officer	2005 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Dirk Holzhauer, Secretary & Treasurer	2005 2006	Nil $56,719.60	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$23,814(1) Nil
(1)	This represents management fees paid during 2005.

Employment Agreements

Currently, we do not have any written employment agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of any person known to the Company to be the beneficial owner of more than five percent, as of the close of business on June 30, 2006 (the “Record Date”).

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class Before Offering/After Offering

Common Stock	Mardan Consulting	2,000,000 - Direct (a)	83% / 0%
Common Stock	Dirk Holzhauer	400,000 - Direct	17% / 0%

(a)	Daniel L. Baxter indirectly controls these shares of Common Stock held by Mardan Consulting Inc. by virtue of his beneficial ownership of Mardan Consulting Inc.
(b)	All shares indicated in the above table are restricted securities as defined in the Securities Act of 1933.

No other person is the beneficial owner of more than five percent of any class of the Company’s voting securities.

Security Ownership of Management

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of all of the Company’s directors and nominees and “named executive officers” as such term is defined in Item 402(a)(2) of SEC Regulation S-B, as of the close of business on September 30, 2006 (the “Record Date”).

Title of Class	Name and Address of Beneficial Owner (1)	Amount & Nature of Beneficial Ownership	Percent of Class Before Offering/After Offering (2)

Common Stock	Daniel L. Baxter	2,000,000 - Indirect (3)	83% / 0%
Common Stock	Dirk Holzhauer	400,000	17% / 0%

(1)	The address of each beneficial owner is c/o the Company at 20385 64th Avenue Langley, B.C. Canada V2Y 1N5..
(2) This table is based on 2,400,000 issued and outstanding shares.
(3)	Dan Baxter indirectly controls these shares of Common Stock held by Mardan Consulting Inc. by virtue of his beneficial ownership of Mardan Consulting Inc.
(4)	As of the date of this prospectus, we have no other shareholders.

Rule 144 Shares

None of the shares of our common stock are currently available for resale under Rule 144 of the Securities Act of 1933.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	One percent of the number of shares of the company’s common stock then outstanding, which, in our case, will equal approximately 18,240 shares as of the date of this prospectus; or
2.	The average weekly trading volume of the company’s common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company’s affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. None of the shares of our common stock are presently available to be sold by shareholders in compliance with Rule 144(k).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of the date of this prospectus, other than the two transactions described below, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

• our Directors or Executive Officers;
• any nominee for election as a Director;
• any principal security holder identified in the preceding “Security Ownership of Management and Certain Security Holders” section; or
• any relative or spouse, or relative of such spouse, of the above referenced persons.

(1) Convertible Promissory Note

The Company executed a convertible promissory note with Dirk Holzhauer (“Noteholder”) dated January 1, 2006, in the amount of $20,000 due twelve months from the issue date (“Note”) pursuant to the Asset Purchase Agreement executed with Kinder Travel BC. The Note enables the holder to convert the principal of the Note to 400,000 common shares of the Company. On conversion of the Note, the Holder is entitled to certain registration rights. The Note was converted in March 2006. The Noteholder is an “accredited investor” and the Company believes that the issuance and sale of the Convertible Note qualified for an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

(2) Warrants

The Company granted a Common Stock Purchase Warrant to Mardan Consulting, Inc. on January 1, 2006 as an inducement for Daniel Baxter to serve as our CEO and CFO. The warrant exercise price is USD$0.05 per share for up to 2,000,000 shares of our common stock. The warrant expires in January 2011. The Warrant was exercised by Mardan Consulting, Inc. in June 2006. The warrant was issued pursuant to the exemption for non-public offerings under Section 4(2) of the Securities Act.

DESCRIPTION OF SECURITIES

The Company is authorized to issue seventy five million (75,000,000) shares of capital stock, comprised of sixty five million (65,000,000) shares of Common Stock, par value $.001 per share, and ten million (10,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”).

There may be more than one series of either or both of the Common Stock and/or Preferred Stock; the Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to, or imposed upon, a wholly unissued class of Common Stock and/or a wholly unissued class of Preferred Stock.

Common Stock

As of September 30, 2006, sixty five million (65,000,000) shares of Common Stock, par value $.001 per share, are authorized, of which 2,400,000 shares are issued and outstanding.

All shares of Kinder Travel, Inc., Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to:

(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and

(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.

Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

As of September 30, 2006, ten million (10,000,000) shares of Preferred Stock, par value $.001 per share, are authorized and no shares are issued and outstanding.

Other Securities

The only warrants issued by the Company were to Mardan Consulting Inc., which have already been exercised.

As of the date hereof, no warrants, options, or debt securities have been issued. No holder of any class of stock has any preemptive right to subscribe for or purchase any kind or class of our securities.

Articles of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws may provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if, before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws may provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

Transfer Agent And Registrar

Our independent stock transfer agent is West Coast Stock Transfer, located in Vancouver, British Columbia, Canada. Their mailing address and telephone number is: 850 W. Hastings, Suite 302, Vancouver, BC V6C 1E1; (604)-682-2556.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, as amended, provides to the fullest extent permitted by Nevada law, a director or officer of the Company shall not be personally liable to the Company or its shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders’ derivative suits on behalf of Kinder Travel) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. The Company believes that the indemnification provisions in its Articles of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling stockholders was passed upon by the SteadyLaw Group, LLP.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 2, 2006, the Registrant’s Board of Directors approved the engagement of Peterson Sullivan, PLLC (“PS”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements for the year ended December 31, 2005.

The report issued by PS in connection with the audit for the year ended December 30, 2005 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to audit scope or accounting principles.

In connection with the audit of the Registrant’s financial statements for the year ended December 31, 2005, there were no disagreements with PS on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PS, would have caused PS to make reference to the matter in their report.

On September 15, 2006, with the prior unanimous written consent of the Board of Directors at a meeting held September 14, 2006, the firm of Peterson Sullivan PLLC (“PS”) was dismissed as the independent registered public accounting firm for the Company, effective immediately.

On September 15, 2006, the Registrant’s Board of Directors approved the engagement of Moore & Associates, Chartered Accountants (“Moore”) as the Registrant’s independent registered public accounting firm.

The report of PS on the financial statements of the Company for the fiscal year ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. PS’s report dated May 9, 2006, on the financial statements of the Company expressed an unqualified opinion.

During the Company’s fiscal year ended December 31, 2005, and through September 15, 2006, the Company did not have any disagreement with PS on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PS, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.

During the Company’s fiscal year ended December 31, 2005 and through September 15, 2006, no “reportable events” as defined in Item 304(a)(1)(iv)(B) of Regulation S-B have occurred.

PS has indicated to the Company that it concurs with the foregoing statements as they relate to PS and has furnished a letter to the Securities and Exchange Commission to this effect. A copy of this letter is attached as Exhibit 16.1.

During the Company’s fiscal year ended December 31, 2005 and through September 15, 2006, neither the Company nor anyone acting on its behalf consulted with Moore regarding any of the matters specified in Item 304(a)(2) of Regulation S-B.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

Our financial statements as of and for the year ended December 31, 2005 filed with this prospectus and registration statement have been audited by Peterson Sullivan, PLLC, as set forth in their report accompanying the financial statements. The financial statements referred to above are included herein in reliance upon such reports given upon the authority of the firm as experts in accounting and auditing.

Available Information

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO SHAREHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

FINANCIAL STATEMENTS

KINDER TRAVEL, INC.

BALANCE SHEET

September 30, 2006
(In Canadian Dollars)
UNAUDITED
ASSETS
Current Assets
Cash	$ 36,657
Accounts receivable	23,035
Prepaid expenses	0
Total current assets	56,692
Vehicles and Equipment, net of accumulated depreciation of $16,683	38,208
Website	7,108
Travel Agency Bond	15,000
$ 120,008
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	51,119
Customer prepayments	5,493
Shareholders’ loans	5,292
Demand loan payable	0
Current portion of long-term debt	952
Total current liabilities	62,855
Long-term Debt, net of current portion	21,718
Stockholders' Equity (Deficit)
Preferred stock, USD $.001 par value; 10,000,000
shares authorized; no shares issued or outstanding	-
Common stock, USD $.001 par value; 65,000,000 shares authorized;
Issued: 2,400,000 shares	2,691
Additional paid-in capital	129,005
Retained earnings (deficit)	(96,261)
Total stockholders' equity (deficit)	35,435
$ 120,008

Sept - 1

KINDER TRAVEL, INC.

STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2006 and 2005
(In Canadian Dollars)

UNAUDITED
	Three Months Ended Sep 30		Nine Months Ended Sep 30
	2006	2005	2006	2005
Revenue	$ 28,326	$ 35,521	$ 186,024	$ 78,070
Expenses
Rent	2,726	2,080	5,912	4,160
General and administrative	92,951	35,631	278,009	73,995
Interest	684	316	1,601	540
	96,361	38,027	285,522	78,695
Net income (loss)	$ (68,035)	$ (2,506)	$ (99,498)	$ (625)
Net income (loss) per common share (basic and
fully diluted)	$ (0.03)	$ 0.00	$ (0.08)	$ 0.00
Weighted average number of common
shares outstanding	2,400,000	-	1,288,889	-

Sept - 2

KINDER TRAVEL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Period Ended September 30, 2006
(In Canadian Dollars)

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2005	-	$ -	$ -	$ 3,703	$ 3,703
Issuance of warrants at fair value for compensation			20,000		20,000
Common stock issued	400,000	466		(466)	-
Net profit (loss)				(24,871)	(24,871)
Balances, March 31, 2006	400,000	$ 466	$ 20,000	$ (21,634)	$ (1,168)
Common stock issued by execution of warrants	2,000,000	2,225	109,005		111,230
Net profit (loss)				(6,592)	(6,592)
Balances, June 30, 2006	2,400,000	$ 2,691	$ 129,005	$ (28,226)	$ 103,470
Net profit (loss)	-	-	-	(68,035)	(68,035)
Balances, September 30, 2006	2,400,000	2,691	$ 129,005	$ (96,261)	$ 35,435

Sept - 3

KINDER TRAVEL, INC.

STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2006 and 2005
(In Canadian Dollars)

UNAUDITED
	2006	2005
Cash Flows from Operating Activities
Net income (loss)	$ (99,498)	$ (645)
Adjustments to reconcile net income (loss) to net
cash flows from operating activities
Depreciation	10,539	-
Issuance of warrants for compensation	20,000	-
Changes in operating assets and liabilities
Accounts receivable	(12,893)	(11,022)
Prepaid expenses	-	-
Travel agency bond	-	(15,000)
Accounts payable and accrued liabilities	22,489	12,121
Customer prepayments	5,493	-
Net cash flows from operating activities	(53,870)	(14,546)
Cash Flows from Investing Activity
Purchases of Equipment	(2,232)	(49,883)
Net cash flows from investing activities	(2,232)	(49,883)
Cash Flows from Financing Activities
Proceeds from existing warrants	111,230
Proceeds from shareholders’ loans	23,796	16,011
Payments on shareholders’ loans	(18,504)	-
Proceeds from demand loans	25,000	50,000
Payments on demand loans	(75,000)	-
Proceeds from long-term debt	-	23,759
Payments on long-term debt	(666)	-
Net cash flows from financing activities	65,856	89,770
Change in cash	9,754	25,341
Cash, beginning of the period	26,903	-
Cash, end of the period	$ 36,657	$ 25,341
Cash paid for interest expense	$ 1,601	$ 540
Cash paid for income taxes	$ -	$ -

Sept - 4

NOTES TO FINANCIAL STATEMENTS
(In Canadian Dollars)
September 30, 2006

Note 1. The Company and Significant Accounting Policies

The Company

Kinder Travel, Inc. (the "Company") was incorporated under the laws of the state of Nevada. The Company is a full-service travel agency in Surrey, British Columbia, offering the full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing in-store and web-based travel services and tours to families, businesses and ministries.

Effective January 1, 2006, the Company acquired all of the assets and liabilities of a British Columbia corporation, Kinder Travel & Tours, Inc. ("KTT"). This acquisition is described in more detail in Note 2. Prior to the acquisition, the Company had limited operations and expenses were primarily related to becoming incorporated. Subsequent to the acquisition, the Company adopted the business plan of KTT and began operating a travel agency.

Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, with the instructions to Form 10-QSB, and with Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005 and the unaudited interim financial statements for the months ending March 31, 2006 and June 30, 2006.

Revenue Recognition

The Company has various methods by which it receives revenue. At present, most revenue is derived substantially from the following sources:

•	Supplier Based Commissions: The Company receives commissions based upon contractual arrangements with leading travel providers.
•	Consumer Service Fees: Upfront fee charged for each booking regardless of the type of travel.

Sept - 5

The Company recognizes revenue as follows:

•	For service fees, when reservations are made and secured by a credit card or other form of payment;
•	For air travel, cruises and package tours, when reservations are made and secured by a credit card of other form of payment; and
•	For all travel such as hotel bookings and rental cars, when commissions are received from the travel supplier.

Earnings per Share

Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations. The shares issued in the conversion of the convertible note payable described in Note 2, were considered issued for the acquisition of KTT effective January 1, 2006.

Reporting Currency

All of the Company's transactions are denominated in Canadian currency so the Company has adopted the Canadian dollar as its functional and reporting currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "general and administrative expenses" in the statement of operations, which amounts were not material for the first nine months of 2006.

Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Non-Cash Investing Activity

The Company accrued $ 7,108 as an asset on the Balance Sheet for capitalizable website development costs for work performed on the Company’s website in the quarter ended September 30, 2006 but not invoiced by the developer until the following period. These fees are not reflected on the Statement of Cash Flows since they will not affect the Company’s cash position until paid. As payments are applied to this accrual, these payments will be reflected as a cash flow from investing activities in the period in which the payments are made.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

New Accounting Pronouncements

There are no new accounting pronouncements expected to have a material effect on the Company's accounting policies or financial reporting.

Sept - 6

Note 2. Acquisition

Effective January 1, 2006, the Company acquired all of the assets and liabilities of Kinder Travel & Tours, Inc. ("KTT"), a British Columbia corporation, which had recently acquired all of the assets and liabilities of a sole proprietor. Prior to the acquisition, the Company was a non-operating shell. Accordingly, the acquisition is accounted for as a recapitalization of the Company. The historical financial statements presented are those of KTT as a combined entity with the sole proprietor.

Effective as of the date of the acquisition, the Company issued a convertible note payable to the shareholder of KTT in the amount of US $20,000 represents a conversion rate of 400,000 shares of the Company's common stock at US $0.05 per share. During March 2006, the note was converted into 400,000 shares. The Company has accounted for the issuance of shares in the conversion of the note as a recapitalization of the Company. No gain or loss has been recorded on the note conversion. The net assets of KTT have been included in the balance sheet at their book values. No intangible assets were recorded in this acquisition. No cash was paid in this transaction.

The assets acquired and liabilities assumed of KTT are as follows:

Cash	$ 26,903
Accounts receivable, net	10,142
Vehicles and equipment, net	46,515
Travel agency bond	15,000
Accounts payable and accrued expenses	(21,521)
Demand loan payable	(50,000)
Long-term debt	(23,346)
Retained earnings	(3,703)
$ -

Since the Company had no revenue or expenses prior to the acquisition of KTT, all pro forma results are those of KTT.

Note 3. Warrants
In June 2006, Mardan Consulting Inc., a corporation owned by the Company's CEO, Daniel L. Baxter, exercised its right to purchase 2,000,000 shares of common stock under the terms of a Common Stock Purchase Warrant issued in January 2006. This brought the total number of shares outstanding to 2,400,000. The earnings per share were $(0.08) as of September 30, 2006 respectively.

Note 4. Subsequent events
There were no subsequent events expected to have a material effect on the Company's accounting policies or financial reporting.

Sept - 7

KINDER TRAVEL, INC.

BALANCE SHEET

June 30, 2006
(In Canadian Dollars)
UNAUDITED
ASSETS
Current Assets
Cash	$ 67,429
Accounts receivable	28,029
Advances to Shareholders’	7,793
Prepaid expenses	0
Total current assets	103,251
Vehicles and Equipment, net of accumulated depreciation of $13,027	41,864
Travel Agency Bond	15,000
$ 160,115
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued expenses	33,616
Customer prepayments	133
Demand loan payable	0
Current portion of long-term debt	933
Total current liabilities	34,682
Long-term Debt, net of current portion	21,963
Stockholders' Equity (Deficit)
Preferred stock, USD $.001 par value; 10,000,000
shares authorized; no shares issued or outstanding	-
Common stock, USD $.001 par value; 65,000,000 shares authorized;
Issued: 2,400,000 shares	2,691
Additional paid-in capital	129,005
Retained earnings (deficit)	(28,226)
Total stockholders' equity (deficit)	103,470
$ 160,115

June - 1

KINDER TRAVEL, INC.

STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2006 and 2005
(In Canadian Dollars)

UNAUDITED
	Three Months Ended Jun 30		Six Months Ended Jun 30
	2006	2005	2006	2005
Revenue	$ 96,113	$ 22,943	$ 157,698	$ 42,549
Expenses
Rent	1,593	1,560	3,186	2,080
General and administrative	100,654	13,800	185,058	38,384
Interest	458	94	917	224
	102,705	15,454	189,161	40,688
Net income (loss)	$ (6,592)	$ 7,489	$ (31,463)	$ 1,861
Net income (loss) per common share (basic and
fully diluted)	$ (0.01)	$ 0.00	$ (0.04)	$ 0.00
Weighted average number of common
shares outstanding	1,066,667	-	733,333	-

June - 2

KINDER TRAVEL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Period Ended June 30, 2006
(In Canadian Dollars)

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2005	-	$ -	$ -	$ 3,703	$ 3,703
Issuance of warrants at fair value for compensation			20,000		20,000
Common stock issued	400,000	466		(466)	-
Net profit (loss)				(24,871)	(24,871)
Balances, March 31, 2006	400,000	$ 466	$ 20,000	$ (21,634)	$ (1,168)
Common stock issued by execution of warrants	2,000,000	2,225	109,005		111,230
Net profit (loss)				(6,592)	(6,592)
Balances, June 30, 2006	2,400,000	$ 2,691	$ 129,005	$ (28,226)	$ 103,470

June - 3

KINDER TRAVEL, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2006 and 2005
(In Canadian Dollars)

UNAUDITED
	2006	2005
Cash Flows from Operating Activities
Net income (loss)	$ (31,463)	$ 1,861
Adjustments to reconcile net income (loss) to net
cash flows from operating activities
Depreciation	6,883	-
Issuance of warrants for compensation	20,000	-
Changes in operating assets and liabilities
Accounts receivable	(17,887)	(5,849)
Prepaid expenses	-	-
Travel agency bond	-	(15,000)
Accounts payable and accrued expenses	12,095	10,855
Customer prepayments	133	-
Net cash flows from operating activities	(10,239)	(8,134)
Cash Flows from Investing Activity
Purchases of Equipment	(2,232)	(49,883)
Net cash flows from investing activities	(2,232)	(49,883)
Cash Flows from Financing Activities
Proceeds from existing warrants	111,230
Proceeds from shareholders’ loans	8,796	16,011
Payments on shareholders’ loans	(16,589)	-
Proceeds from demand loans	25,000	50,000
Payments on demand loans	(75,000)	-
Proceeds from long-term debt	-	23,759
Payments on long-term debt	(440)	-
Net cash flows from financing activities	52,997	89,770
Change in cash	40,526	31,753
Cash, beginning of the period	26,903	-
Cash, end of the period	$ 67,429	$ 31,753
Cash paid for interest expense	$ 917	$ 224
Cash paid for income taxes	$ -	$ -

June - 4

NOTES TO FINANCIAL STATEMENTS
(In Canadian Dollars)
June 30, 2006

Note 1. The Company and Significant Accounting Policies

The Company

Kinder Travel, Inc. (the "Company") was incorporated under the laws of the state of Nevada. The Company is a full-service travel agency in Surrey, British Columbia, offering the full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing in-store and web-based travel services and tours to families, businesses and ministries.

Effective January 1, 2006, the Company acquired all of the assets and liabilities of a British Columbia corporation, Kinder Travel & Tours, Inc. ("KTT"). This acquisition is described in more detail in Note 2. Prior to the acquisition, the Company had limited operations and expenses were primarily related to becoming incorporated. Subsequent to the acquisition, the Company adopted the business plan of KTT and began operating a travel agency.

Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, with the instructions to Form 10-QSB, and with Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005 and the unaudited interim financial statements for the months ending March 31, 2006.

Revenue Recognition

The Company has various methods by which it receives revenue. At present, most revenue is derived substantially from the following sources:

•	Supplier Based Commissions: The Company receives commissions based upon contractual arrangements with leading travel providers.
•	Consumer Service Fees: Upfront fee charged for each booking regardless of the type of travel.

June - 5

The Company recognizes revenue as follows:

•	For service fees, when reservations are made and secured by a credit card or other form of payment;
•	For air travel, cruises and package tours, when reservations are made and secured by a credit card of other form of payment; and
•	For all travel such as hotel bookings and rental cars, when commissions are received from the travel supplier.

Earnings per Share

Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. The warrants outstanding at March 31, 2006 are anti-dilutive due to the company's net losses. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations. The shares issued in the conversion of the convertible note payable described in Note 2, were considered issued for the acquisition of KTT effective January 1, 2006.

Reporting Currency

All of the Company's transactions are denominated in Canadian currency so the Company has adopted the Canadian dollar as its functional and reporting currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "general and administrative expenses" in the statement of operations, which amounts were not material for the first six months of 2006.

Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

New Accounting Pronouncements

There are no new accounting pronouncements expected to have a material effect on the Company's accounting policies or financial reporting.

June - 6

Note 2. Acquisition

Effective January 1, 2006, the Company acquired all of the assets and liabilities of Kinder Travel & Tours, Inc. ("KTT"), a British Columbia corporation, which had recently acquired all of the assets and liabilities of a sole proprietor. Prior to the acquisition, the Company was a non-operating shell. Accordingly, the acquisition is accounted for as a recapitalization of the Company. The historical financial statements presented are those of KTT as a combined entity with the sole proprietor.

Effective as of the date of the acquisition, the Company issued a convertible note payable to the shareholder of KTT in the amount of US $20,000 represents a conversion rate of 400,000 shares of the Company's common stock at US $0.05 per share. During March 2006, the note was converted into 400,000 shares. The Company has accounted for the issuance of shares in the conversion of the note as a recapitalization of the Company. No gain or loss has been recorded on the note conversion. The net assets of KTT have been included in the balance sheet at their book values. No intangible assets were recorded in this acquisition. No cash was paid in this transaction.

The assets acquired and liabilities assumed of KTT are as follows:

Cash	$ 26,903
Accounts receivable, net	10,142
Vehicles and equipment, net	46,515
Travel agency bond	15,000
Accounts payable and accrued expenses	(21,521)
Demand loan payable	(50,000)
Long-term debt	(23,346)
Retained earnings	(3,703)
$ -

Since the Company had no revenue or expenses prior to the acquisition of KTT, all proforma results are those of KTT.

Note 3. Warrants
In June 2006, Mardan Consulting Inc., a corporation owned by the Company's CEO, Daniel L. Baxter, exercised its right to purchase 2,000,000 shares of common stock under the terms of a Common Stock Purchase Warrant issued in January 2006. This brought the total number of shares outstanding to 2,400,000. The earnings per share as of June 30, 3006 were $(0.02).

Note 4. Subsequent events
There were no subsequent events expected to have a material effect on the Company's accounting policies or financial reporting.

June - 7

KINDER TRAVEL, INC.

BALANCE SHEET

March 31, 2006
(In Canadian Dollars)
UNAUDITED
ASSETS
Current Assets
Cash	$ 112,459
Accounts receivable	15,434
Prepaid expenses	8,301
Total current assets	136,193
Vehicles and Equipment, net of accumulated depreciation of $ 9,632	45,258
Travel Agency Bond	15,000
$ 196,452
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued expenses	27,829
Customer prepayments	62,200
Shareholders’ loans	9,472
Demand loan payable	75,000
Current portion of long-term debt	915
Total current liabilities	175,416
Long-term Debt, net of current portion	22,203
Stockholders' Equity (Deficit)
Preferred stock, USD $.001 par value; 10,000,000
shares authorized; no shares issued or outstanding	-
Common stock, USD $.001 par value; 65,000,000 shares authorized;
Issued: 400,000 shares	466
Additional paid-in capital	20,000
Retained earnings (deficit)	(21,634)
Total stockholders' equity (deficit)	(1,168)
$ 196,452

March - 1

KINDER TRAVEL, INC.

STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2006 and 2005
(In Canadian Dollars)

UNAUDITED

	2006	2005
Revenue	$ 61,585	$ 19,605
Expenses
Rent	1,593	520
General and administrative	84,404	24,604
Interest	459	110
	86,456	25,234
Net income (loss)	$ (24,871)	$ (5,629)
Net income (loss) per common share (basic and
fully diluted)	$ (0.06)	$ 0.00
Weighted average number of common
shares outstanding	400,000	-

March - 2

KINDER TRAVEL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Period Ended March 31, 2006
(In Canadian Dollars)

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2005	-	$ -	$ -	$ 3,703	$ 3,703
Issuance of warrants at fair value for compensation			20,000		20,000
Common stock issued	400,000	466		(466)	-
Net profit (loss)				(24,871)	(24,871)
Balances, March 31, 2006	400,000	$ 466	$ 20,000	$ (21,634)	$ (1,168)

March - 3

KINDER TRAVEL, INC.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2006 and 2005
(In Canadian Dollars)

UNAUDITED
	2006	2005
Cash Flows from Operating Activities
Net income (loss)	$ (24,871)	$ (5,629)
Adjustments to reconcile net income (loss) to net
cash flows from operating activities
Depreciation	3,488	-
Issuance of warrants for compensation	20,000	-
Changes in operating assets and liabilities
Accounts receivable	(5,292)	(10,839)
Prepaid expenses	(8,301)	-
Travel agency bond	-	(15,000)
Accounts payable and accrued expenses	6,307	5,593
Customer prepayments	62,200	-
Net cash flows from operating activities	53,531	(25,875
Cash Flows from Investing Activity
Purchases of Equipment	(2,232)	-
Net cash flows from investing activities	(2,232)	-
Cash Flows from Financing Activities
Proceeds from existing warrants		-
Proceeds from shareholders’ loans	9,473	-
Payments on shareholders’ loans	-	-
Proceeds from demand loans	25,000	50,000
Payments on demand loans	-	-
Proceeds from long-term debt	-	-
Payments on long-term debt	(218)	-
Net cash flows from financing activities	34,255	50,000
Change in cash	85,554	24,125
Cash, beginning of the period	26,903	-
Cash, end of the period	$ 112,458	$ 24,125
Cash paid for interest expense	$ 459	$ 110
Cash paid for income taxes	$ -	$ -

March - 4

NOTES TO FINANCIAL STATEMENTS
(In Canadian Dollars)
March 31, 2006

Note 1. The Company and Significant Accounting Policies

The Company

Kinder Travel, Inc. (the "Company") was incorporated under the laws of the state of Nevada. The Company is a full-service travel agency in Surrey, British Columbia, offering the full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing in-store and web-based travel services and tours to families, businesses and ministries.

Effective January 1, 2006, the Company acquired all of the assets and liabilities of a British Columbia corporation, Kinder Travel & Tours, Inc. ("KTT"). This acquisition is described in more detail in Note 2. Prior to the acquisition, the Company had limited operations and expenses were primarily related to becoming incorporated. Subsequent to the acquisition, the Company adopted the business plan of KTT and began operating a travel agency.

Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, with the instructions to Form 10-QSB, and with Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005.

Revenue Recognition

The Company has various methods by which it receives revenue. At present, most revenue is derived substantially from the following sources:

•	Supplier Based Commissions: The Company receives commissions based upon contractual arrangements with leading travel providers.
•	Consumer Service Fees: Upfront fee charged for each booking regardless of the type of travel.

March - 5

The Company recognizes revenue as follows:

•	For service fees, when reservations are made and secured by a credit card or other form of payment;
•	For air travel, cruises and package tours, when reservations are made and secured by a credit card of other form of payment; and
•	For all travel such as hotel bookings and rental cars, when commissions are received from the travel supplier.

Earnings per Share

Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. The warrants outstanding at March 31, 2006 are anti-dilutive due to the company's net losses. Common stock issuable is considered outstanding as of the original approval date for purposes of earnings per share computations. The shares issued in the conversion of the convertible note payable described in Note 2, were considered issued for the acquisition of KTT effective January 1, 2006.

Reporting Currency

All of the Company's transactions are denominated in Canadian currency so the Company has adopted the Canadian dollar as its functional and reporting currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "general and administrative expenses" in the statement of operations, which amounts were not material for the first three months of 2006.

Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

New Accounting Pronouncements

There are no new accounting pronouncements expected to have a material effect on the Company's accounting policies or financial reporting.

March - 6

Note 2. Acquisition

Effective January 1, 2006, the Company acquired all of the assets and liabilities of Kinder Travel & Tours, Inc. ("KTT"), a British Columbia corporation, which had recently acquired all of the assets and liabilities of a sole proprietor. Prior to the acquisition, the Company was a non-operating shell. Accordingly, the acquisition is accounted for as a recapitalization of the Company. The historical financial statements presented are those of KTT as a combined entity with the sole proprietor.

Effective as of the date of the acquisition, the Company issued a convertible note payable to the shareholder of KTT in the amount of US $20,000 represents a conversion rate of 400,000 shares of the Company's common stock at US $0.05 per share. During March 2006, the note was converted into 400,000 shares. The Company has accounted for the issuance of shares in the conversion of the note as a recapitalization of the Company. No gain or loss has been recorded on the note conversion. The net assets of KTT have been included in the balance sheet at their book values. No intangible assets were recorded in this acquisition. No cash was paid in this transaction.

The assets acquired and liabilities assumed of KTT are as follows:

Cash	$ 26,903
Accounts receivable, net	10,142
Vehicles and equipment, net	46,515
Travel agency bond	15,000
Accounts payable and accrued expenses	(21,521)
Demand loan payable	(50,000)
Long-term debt	(23,346)
Retained earnings	(3,703)
$ -

Since the Company had no revenue or expenses prior to the acquisition of KTT, all proforma results are those of KTT.

Note 3. Subsequent Events
In June 2006, Mardan Consulting Inc., a corporation owned by the Company's CEO, Daniel L. Baxter, exercised its right to purchase 2,000,000 shares of common stock under the terms of a Common Stock Purchase Warrant issued in January 2006.

In June 2006, the Company repaid a $75,000 demand loan in cash.

March - 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Kinder Travel & Tours, Inc.
Surrey, British Columbia

We have audited the accompanying balance sheet of Kinder Travel & Tours, Inc. ("the Company"), as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinder Travel & Tours, Inc. as of December 31, 2005, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ PETERSON SULLIVAN, PLLC

May 9, 2006
Seattle, Washington

KINDER TRAVEL & TOURS, INC.

BALANCE SHEET

December 31, 2005
(In Canadian Dollars)
ASSETS
Current Assets
Cash	$ 26,903
Accounts receivable, net of allowance for doubtful
accounts of $1,265	10,142
Total current assets	37,045
Vehicles and Equipment, net of accumulated
depreciation of $6,144	46,515
Travel Agency Bond	15,000
$ 98,560
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 21,521
Demand loan payable	50,000
Current portion of long-term debt	897
Total current liabilities	72,418
Long-term Debt, net of current portion	22,439
Stockholders' Equity
Preferred stock, CDN $.001 par value; 10,000,000 shares
authorized; no shares issued or outstanding	-
Common stock, CDN $.001 par value; 65,000,000 shares
authorized; no shares issued or outstanding	-
Retained earnings	3,703
Total stockholders' equity	3,703
$ 98,560

KINDER TRAVEL & TOURS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005
(In Canadian Dollars)

Revenue	$ 118,727
Expenses
Management fees to Company President	23,814
General and administrative	91,210
115,024
Net income	$ 3,703
There were no common shares issued/outstanding (basic or diluted) in 2005, so per share data is not included

KINDER TRAVEL & TOURS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2005
(In Canadian Dollars)

	Preferred Stock		Common Stock		Retained
	Shares	Amount	Shares	Amount	Earnings	Total
Balance, January 1, 2005	-	$ -	-	$ -	$ -	$ -
Net income					3,703	3,703
Balance, December 31, 2005	-	$ -	-	$ -	$ 3,703	$ 3,703

KINDER TRAVEL & TOURS, INC.

STATEMENT OF CASH FLOW

For the Year Ended December 31, 2005
(In Canadian Dollars)

Cash Flows from Operating Activities
Net income	$ 3,703
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	6,144
Changes in operating assets and liabilities
Accounts receivable	(10,142)
Travel agency bond	(15,000)
Accounts payable and accrued expenses	21,521
Net cash provided by operating activities	6,226
Cash Flows from Investing Activity
Purchases of vehicles	(52,659)
Cash Flows from Financing Activity
Net proceeds from loans	73,336
Change in cash	26,903
Cash, beginning of the year	-
Cash, end of the year	$ 26,903
Cash paid for interest expense	$ 930
Cash paid for income taxes	$ -

NOTES TO FINANCIAL STATEMENTS
(In Canadian Dollars)

Note 1. The Company and Significant Accounting Policies

The Company

Kinder Travel & Tours, Inc. (the "Company") is incorporated in British Columbia, Canada. The Company was incorporated in 2004 but had no operations until January 2005. On November 1, 2005, the Company acquired all of the assets and liabilities of a sole proprietor. This acquisition is described in more detail in Note 2. Prior to the acquisition, the Company had limited operations and expenses were primarily related to becoming incorporated. Subsequent to the acquisition, the Company adopted the business plan of the sole proprietor and began operating a travel agency.

The Company is a full-service travel agency in Surrey, British Columbia, offering the full range of travel services including corporate travel, vacations, cruise holidays, and group tours. However its primary focus is selling, marketing and providing in-store and web-based travel services and tours to families, businesses and ministries.

Cash

Cash consists of funds in checking accounts held by financial institutions in Canada.

Accounts Receivable

Accounts receivable are recorded at their principal amounts and are generally unsecured. Management considers all amounts over 60 days to be past due. Periodically management reviews receivables and establishes an allowance for uncollectible accounts based on historical collection and current economic conditions. Receivables deemed uncollectible are written off against the allowance. One customer accounted for 89% of the outstanding balance as of December 31, 2005.

Vehicles and Equipment

Vehicles and equipment with a life of more than one year and a cost in excess of $500 are capitalized and depreciated. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Travel Agency Bond

Travel agencies in Canada are regulated by the Business Practices and Consumer Protection Authority ("BPCPA"). BPCPA required the Company to purchase a Guaranteed Investment Certificate ("GIC") from a financial institution as a condition for licensing as a travel agency. The financial institution then issued a letter of credit to the BPCPA. The GIC accrues interest at 2.77% and matures on December 14, 2007.

Demand Loan Payable

The Company has a demand loan payable to an unrelated party that has no set repayment terms, does not bear interest, and is unsecured.

Fair Value of Financial Statements

The fair value of the cash, accounts receivable, accounts payable and accrued expenses, and the demand loan payable approximate the stated carrying value due to their expected short-term nature. The fair value of long-term debt approximates stated carrying value due to market interest rates for the term of the debt.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising costs were $5,713 for 2005.

Revenue Recognition

The Company has various methods by which they receive revenue. At present, most revenue is derived substantially from the following sources:

•	Supplier Based Commissions: The Company receives commissions based upon contractual arrangements with leading travel providers.
•	Consumer Service Fees: Upfront fees charged for each booking regardless of the type of travel.

Revenue is recognized as follows for the services discussed above:

–	for service fees, when reservations are made and secured by a credit card or other form of payment;
–	for air travel, cruises and package tours, when reservations are made and secured by a credit card or other form of payment; and
–	for all travel such as hotel bookings and rental cars, when commissions are received from the travel supplier.

In 2005, one customer accounted for 12% of total revenue and another customer accounted for 22% of total revenue.

Cancellation Policy

The cost of airfare portion of the Company's travel packages is non-refundable to customers. Other cancellation fees imposed by the relevant Travel Supplier(s) (for example, hotel cancellation penalties) must be paid by the customer when incurred. 100% of the travel package price is forfeited by the customer for cancellations not made before 24 hours prior to the departure date. No refunds are given to customers for unused or partially used package components. There were no customer cancellations in 2005.

Income per Share

Basic net income per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities.

During 2005, no common shares had been issued and there were no shares outstanding, so per share information is not presented. In addition, there were no potentially dilutive securities during 2005.

Website Development Costs

Website development costs are accounted for in accordance with Emerging Issues Task Force 00-2, "Accounting for Web Site Development Costs," with applicable guidance from AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, will be capitalized and amortized, on a straight-line basis over the estimated useful life, if management believes such costs are significant. Maintenance and enhancement costs will be expensed as incurred unless such costs relate to substantial upgrades and enhancements to the website that result in added functionality, in which case the costs will be capitalized and amortized on a straight-line basis over the estimated useful life, if management believes such costs are significant.

The Company's website had not been launched as of December 31, 2005, and thus all website development costs have been expensed.

Reporting Currency

All of the Company's operations are denominated in Canadian currency so the Company has adopted the Canadian dollar as its functional and reporting currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "general and administrative expenses" in the statement of operations, which amounts were not material for 2005.

Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

New Accounting Pronouncements

SFAS No. 151, Inventory Costs, is effective for fiscal years beginning after June 15, 2005. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS No. 151 is expected to have no impact on the Company's financial statements.

SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions, is effective for fiscal years beginning after June 15, 2005. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions. The adoption of SFAS No. 152 is expected to have no impact on the Company's financial statements.

SFAS No. 123(R), Share-Based Payment, replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires that the compensation cost relating to share-based payment transactions be recognized at fair value in the financial statements. The Company is required to apply this statement in the first annual period that begins after December 15, 2005. The adoption of SFAS No. 123(R) is expected to have no impact on the Company's financial statements.

SFAS No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29, is effective for fiscal years beginning after June 15, 2005. This statement addresses the measurement of exchange of nonmonetary assets and eliminates the exception from fair-value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS No. 153 is not expected to have a significant impact on the Company's financial statements.

The EITF reached consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Investments, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The adoption of this consensus or FSP is expected to have no impact on the Company's financial statements.

SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, this statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No. 154 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue no. 05-08, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature. EITF 05-08 is effective for financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-08 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue 05-02, The Meaning of 'Conventional Convertible Debt Instrument' in EITF Issue No. 00-19, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.' EITF 05-02 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. The adoption of EITF 05-02 is expected to have no impact on the Company's financial statements.

In September 2005, the EITF reached consensus on Issue No. 05-07, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues. EITF 05-07 is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-07 is expected to have no impact on the Company's financial statements.

Note 2. Acquisition

On November 1, 2005, the Company acquired all of the assets and liabilities of a sole proprietor. Prior to the acquisition, the Company was a non-operating shell. Accordingly, the acquisition is accounted for as a recapitalization of the Company. The historical financial statements presented are those of the sole proprietor through October 31, 2005, as combined with the Company from November 1, 2005 through December 31, 2005.

The net assets of the sole proprietor have been included in the balance sheet at their book values. No cash or other consideration was paid in this acquisition.

The assets acquired and liabilities assumed of the sole proprietor are as follows:

Cash	$ 15,624
Accounts receivable	12,547
Vehicles and equipment	48,524
Notes receivable	15,000
Travel agency bond	32,245
Accounts payable and accrued expenses	(21,315)
Demand loan payable	(50,000)
Long-term debt	(23,759)
Retained earnings (accumulated deficit)	(28,866)
$ -

Note 3. Long-Term Debt

The Company has a note payable to a bank. The note is secured by a vehicle, bears interest at 7.89% per year and requires monthly payments of $226 until June 2, 2010, at which time all remaining principal is due in full.

Annual principal payments for the years ending December 31 are required as follows:

2006	$897
2007	971
2008	1,050
2009	1,136
2010	19,282
$23,336

Note 4. Income Taxes

The difference between the statutory federal tax rate and the tax provision of zero recorded by the Company is primarily due to differences in depreciation for tax purposes. The Company has approximately $27,000 in net losses available to carryforward and offset future taxable income.

The resulting deferred tax asset that arises from the net loss carryforward and other temporary differences of approximately $1,100 has been fully reserved at December 31, 2005.

Note 5. Subsequent Events

Effective January 1, 2006, the Company was acquired by Kinder Travel, Inc. ("Kinder Travel"), a Nevada corporation. Kinder Travel paid $20,000 cash for all of the assets and liabilities of the Company. Subsequent to the acquisition, Kinder Travel adopted the business plan and operations of the Company.

Total authorized shares are 75,000,000. Total outstanding shares issued are 2,400,000.

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation on Liability of Officers and Directors of the Company

Kinder Travel, Inc. is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our By-Laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Our by-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

1.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

4.
Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
(c)	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
(d)	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5.
The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6.	The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)
Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

7.	The registrant’s Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Certificate of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws may provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws may provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws may provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws may provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws may provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws may include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws may provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT
Securities and Exchange Commission Registration Fee	$100
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	25,000
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50

Total	$35,500*

------------------
*Estimated amount

ITEM 3. UNDERTAKINGS.

The Company hereby undertakes to:

1)      File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)      Include any prospectus required by section 10(a)(3) of the Securities Act; and

(ii)     Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 14(d) of the Securities Exchange Act of 1934;

2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3)      To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4)      That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)    Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

We arbitrarily selected the price for the common stock in connection with the issuances indicated below. Since an underwriter was not retained to offer our securities, our establishment of the offering price of our shares was not determined by negotiation with an underwriter. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Among the factors we considered in determining the offering price were:

1.	Our lack of an operating history,

2.	The proceeds we were seeking to raise, and

3.	Our relative cash requirements.

Convertible Promissory Note

The Company executed a convertible promissory note with Dirk Holzhauer (“Noteholder”) dated January 1, 2006, in the amount of $20,000 due twelve months from the issue date (“Note”) pursuant to the Asset Purchase Agreement executed with Kinder Travel BC. The Note enables the holder to convert the principal of the Note to 400,000 common shares of the Company. On conversion of the Note, the Holder is entitled to certain registration rights. The Note was converted in March 2006. The Noteholder is an “accredited investor” and the Company believes that the issuance and sale of the Convertible Note qualified for an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

Warrants

The Company granted a Common Stock Purchase Warrant to Mardan Consulting, Inc. on January 1, 2006 as an inducement for Daniel Baxter to serve as our CEO and CFO. The warrant exercise price is USD$0.05 per share for up to 2,000,000 shares of our common stock. The warrant expires in January 2011. The Warrant was exercised by Mardan Consulting, Inc. on July 5, 2006. The warrant was issued pursuant to the exemption for non-public offerings under Section 4(2) of the Securities Act.

ITEM 5. INDEX TO EXHIBITS.

REGULATION
S-B NUMBER	EXHIBIT

3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Stock Certificate*
5.1	Consent and Opinion SteadyLaw Group, LLP*
10.1
Asset Purchase Agreement*
Exhibit A to the Asset Purchase Agreement is filed herewith as Exhibit 10.2. A Waiver of Conditions was signed by the Parties with respect to Exhibit B, the financial statements. This Waiver has been filed herewith as Exhibit 10.5.

10.2	Convertible Note (Exhibit A to the Asset Purchase Agreement)*
10.3	Common Stock Purchase Warrant*
10.4	Agreement with Campus Crusade*
10.5	Waiver of Conditions to the Asset Purchase Agreement*
14.1	Code of Ethics*
16.1	Letter of Agreement from Peterson Sullivan PLLC*
23.1	Consent of Peterson Sullivan, PLLC*
99.1	Website Development Agreement*

*Previously filed.

ITEM 6. DESCRIPTION OF EXHIBITS.

See item 5 above

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, Province of British Columbia, on February 2, 2007.

KINDER TRAVEL, INC.

By: /s/ DANIEL L. BAXTER
Daniel L. Baxter, President, CEO, CFO (Principal Accounting Officer) & Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

By: /s/ DANIEL L. BAXTER	President, CEO, CFO (Principal Accounting Officer) & Director	February 2, 2007
Daniel L. Baxter

SIGNATURE	TITLE	DATE

By: /s/ DIRK HOLZHAUER	Secretary & Director	February 2, 2007
Dirk Holzhauer